Exhibit 99.1

MASTER AGREEMENT

THIS AGREEMENT made as of the 25th day of August, 2021

AMONG:

FSD PHARMA INC.
a corporation con incorporated under the laws of the province of Ontario
(“FSD”)

- and -

2861435 ONTARIO INC.
a corporation incorporated under the laws of the province of Ontario
(“Subco”)

- and -

LUCID PSYCHECEUTICALS INC.
a corporation incorporated under the laws of the province of Ontario
(“Lucid”)

RECITALS:

A.	Lucid and Subco wish to amalgamate and continue as one corporation in accordance with the terms and conditions hereof;
B.
Subco is a wholly-owned subsidiary of FSD, and has been incorporated solely for the purposes of amalgamating with Lucid, and has not carried on any active business, in each case other than as set forth herein; and

C.	The parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the proposed Amalgamation (as defined herein).

NOW THEREFORE in consideration of the covenants and agreements contained in this Agreement the parties hereto agree as follows:

1.	Interpretation.

(a)	Definitions.

In this Agreement (including the recitals hereto) and each schedule hereto:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, inquiry, agreement or understanding (written or oral) from any Person or group of Persons other than FSD (or any affiliate of FSD) after the date of this Agreement relating to (i) any sale, disposition, alliance, partnership or joint venture (or any lease, license, long-term supply agreement or other arrangement having the same economic effect as a sale or disposition), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Lucid or any issuance by Lucid, by any Lucid Subsidiary or by any entity formed by Lucid to hold any of its or its subsidiary’s assets of 20% or more of its voting or equity securities (or rights or interests in such voting or equity securities, including securities or rights convertible into, exercisable or exchangeable for, or that track the rights of, such voting or equity securities); (ii) any take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons (acting jointly or in concert) beneficially owning 20% or more of any class of voting or equity securities (including securities or rights convertible into, exercisable or exchangeable for, or that track the rights of, voting or equity securities) of Lucid; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up, exclusive license or other similar transaction involving Lucid and/or any of the Lucid Subsidiaries whose assets individually or in the aggregate constitute 20% or more of the consolidated assets of Lucid; or (iv) any other similar transaction or series of transactions involving Lucid and/or any of the Lucid Subsidiaries;

“Act” means the Business Corporations Act (Ontario) and the regulations prescribed thereunder, as the same may be varied, supplemented or amended from time to time;

“Action” means any claim, demand, charge, complaint, action, suit, proceeding, hearing, audit, investigation, interference, opposition, examination, citizen suit, concurrent use, cancellation or other dispute resolution or proceeding, whether civil, criminal, judicial, administrative, investigative, arbitrative, information or other, at law or in equity, commenced, filed, brought, conducted or heard by, against, to, of or before or otherwise involving, any Governmental Authority;

“Active Medical Records” means all medical records (maintained electronically and/or non-electronically) relating to patients who have been seen or treated by Lucid or a Lucid Subsidiary in the two (2) year period prior to the Effective Date, but excluding records of terminated or deceased patients;

“Agreement” means this master agreement and the schedules hereto, as may be amended, modified, restated, supplemented or replaced from time to time;

“Amalco” means the entity formed by the Amalgamation of the Amalgamating Parties;

“Amalco Shares” means the common shares in the capital of Amalco;

“Amalgamating Parties” means Lucid and Subco;

“Amalgamation” means the amalgamation of Lucid and Subco under the provisions of Section 174 of the Act and otherwise on the terms and subject to the conditions set forth in this Agreement;

“Amalgamation Resolution” means the special resolution of the Lucid Shareholders approving the Amalgamation;

“Amalgamation Agreement” means the form of amalgamation agreement to be entered into between Lucid, Subco and FSD in accordance with the terms hereof, in substantially the form set forth in Schedule “A” hereto;

“Applicable Laws” means with respect to any Person, all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all applicable Canadian securities laws), and terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority or self-regulatory authority (including the CSE and Nasdaq), whether federal, state, provincial, local, municipal or foreign, in each case, that is binding upon or applicable to such Person, as amended unless expressly specified otherwise;

“Assigned Lucid Share Value” means $0.1034;

“Articles of Amalgamation” means the articles of amalgamation of Amalco;

“Business Day” means a day other than a Saturday, Sunday or a civic or statutory holiday in the City of Toronto, Ontario or the City of Chicago, Illinois;

“Certificate” means the certificate of amalgamation issued by the Director under the Act in respect of the Amalgamation;

“Change in Lucid Recommendation” shall have the meaning ascribed thereto in Subsection 11(c)(ii);

“CSE” means the Canadian Securities Exchange;

“Director” means the Director appointed under section 278 of the Act;

“Dissent Rights” shall have the meaning ascribed thereto in Section 7;

“Effective Date” means the effective date of the Amalgamation as set forth in the Certificate;

“Effective Time” shall have the meaning ascribed thereto in Subsection 2(c)(ii);

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“Exchange Ratio” means the number of FSD Shares to be issued for each one Lucid Share, which number shall be 0.0412 FSD Shares for each one Lucid Share, subject to adjustment pursuant to Section 4(a)(ii);

“FSD Board” means the board of directors of FSD;

“FSD Broker Compensation Options” means options to acquire FSD Shares;

“FSD Disclosure Record” means, collectively, all of the documents which have been filed on www.sedar.com by or on behalf of FSD with the applicable Canadian securities regulators pursuant to the requirements of Applicable Laws since December 31, 2020;

“FSD Financial Statements” means, together, the audited combined and consolidated financial statements of any FSD Subsidiary as at and for the financial years ended December 31, 2020 and 2019, together with the notes thereto and the auditor’s report thereon, and the unaudited condensed interim combined and consolidated financial statements of any FSD Subsidiary as at and for the six months ended June 30, 2021 and 2020, together with the notes thereto;

“FSD Material Adverse Effect” means any change, effect, event or occurrence that, individually or taken together with any other change, effect, event or occurrence, is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, capitalization or business of FSD and the FSD Subsidiaries, considered on a consolidated basis, or would reasonably be expected to prevent, materially delay or materially impair the ability of FSD to consummate the transactions contemplated by this Agreement; provided, however, that a FSD Material Adverse Effect shall not include an adverse change or adverse effect resulting from a change, effect, event or occurrence: (i) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States, or (ii) resulting from the COVID-19 pandemic or any other pandemics, epidemics, diseases and health emergencies unless, with respect to clauses (i) and (ii), such matter has a materially disproportionate effect on FSD and the FSD Subsidiaries, considered on a consolidated basis, relative to comparable entities operating in the industries in which FSD and the FSD Subsidiaries, considered on a consolidated basis, operate. References in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a FSD Material Adverse Effect has occurred;

“FSD Options” means options to acquire FSD Shares;

“FSD Shares” means the Subordinate Voting Shares in the capital of FSD;

“FSD Subsidiary” means each of FSD Biosciences Inc. and Prismic Pharmaceuticals Inc. and FV Pharma Inc. and “FSD Subsidiaries” means all of them;

“FSD Warrants” means warrants to acquire FSD Shares. “Governmental Authority” means (i) any international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any stock exchange, and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

“FSD VWAP Trading Price” means the volume-weighted average price of the FSD Shares, as reported on the CSE, over the ten (10) trading days immediately preceding, but not including, the two (2) Business Days before the anticipated Effective Date;

“IFRS” means the international financial reporting standards as set out in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;

“Information Systems” means all computer hardware, databases and data storage systems, computer, data, database and communications networks (other than the Internet), architecture interfaces and firewalls (whether for data, voice, video or other media access, transmission or reception) and other apparatus used to create, store, transmit, exchange or receive information in any form;

“Intellectual Property” means any, and all, of the following in any jurisdiction throughout the world:

(i)	trademarks, including all applications and registrations and the goodwill connected with the use and symbolized by the foregoing;
(ii)	copyrights and industrial designs, including all applications and registrations relating to the foregoing;
(iii)	trade secrets and confidential know-how;
(iv)	patents and patent applications;
(v)	websites and internet domain name registrations; and
(vi)	other intellectual property and related proprietary rights, interests and protections.

“Lock-Up Agreements” means the lock-up agreements between FSD and the Lucid Locked-Up Shareholders, in each case as entered into by the Lucid Locked-Up Shareholders prior to the Effective Date, in the form of Lock-Up Agreement attached hereto as Schedule “B”;

“Nasdaq” means Nasdaq Capital Market.

“Notice of Meeting” means the notice of the Lucid Meeting, including any schedules thereto and any documents incorporated by reference therein, to be sent to Lucid Shareholders in connection with the Lucid Meeting, and includes any amendments thereto;

“Person” means any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Governmental Authority;

“Lucid Board” means the board of directors of Lucid;

“Lucid Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by Lucid to FSD with this Agreement;

“Lucid Financial Statements” means, collectively, the annual financial statements of Lucid as at and for the year ended June 30, 2021;

“Lucid Information” means all information disclosed in writing to FSD (or its representatives) by Lucid in connection with FSD’s due diligence review process to the date hereof;

“Lucid Locked-Up Shareholders” means Lakshmi Kotra and Joseph Romano, and their respective affiliates;

“Lucid Material Adverse Effect” means any change, effect, event or occurrence that, individually or taken together with any other change, effect, event or occurrence, is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, capitalization or business of Lucid and the Lucid Subsidiaries, considered on a consolidated basis, or would reasonably be expected to prevent, materially delay or materially impair the ability of Lucid to consummate the transactions contemplated by this Agreement; provided, however, that a Lucid Material Adverse Effect shall not include an adverse change or adverse effect resulting from a change, effect, event or occurrence: (i) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; or (ii) resulting from the COVID-19 pandemic or any other pandemics, epidemics, diseases and health emergencies unless, with respect to clauses (i) and (ii), such matter has a materially disproportionate effect on Lucid and the Lucid Subsidiaries, considered on a consolidated basis, relative to comparable entities operating in the industries in which Lucid and the Lucid Subsidiaries, considered on a consolidated basis, operate. References in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Lucid Material Adverse Effect has occurred;

“Lucid Material Contract” shall have the meaning ascribed thereto in Subsection 16(h);

“Lucid Meeting” means the annual and special meeting or the special meeting, as applicable, of the Lucid Shareholders, including any adjournments or postponements thereof, to be held to, among other things, consider and, if deemed advisable, to approve the Amalgamation Resolution;

“Lucid Options” means the 3,761,000 options of Lucid to acquire the same number of Lucid Shares at a price of $0.07 per Lucid Share and 149,000 options of Lucid to acquire the same number of Lucid Shares at a price of $0.12 per Lucid Share, outstanding as of the date hereof;

“Lucid Shareholder” means a registered holder of Lucid Shares;

“Lucid Shareholder Approval” means the requisite approval for the Amalgamation Resolution being at least 66⅔% of the votes cast on the Amalgamation Resolution by the Lucid Shareholders, voting as a single class, present in person or by proxy at the Lucid Meeting;

“Lucid Shares” means the issued and outstanding common shares in the capital of Lucid;

“Lucid Subsidiaries” means (i) the subsidiaries of Lucid, and (ii) any Person to which Lucid or a Lucid Subsidiary furnishes management services;

“Lucid Taxes” shall have the meaning ascribed thereto in Subsection 16(j);

“Lucid Warrants” means the 1,122,392 broker compensation warrants of Lucid to acquire the same number of Lucid Shares at a price of $0.05 per Lucid Share until November 30, 2022 and 1,600,000 broker compensation warrants of Lucid to acquire the same number of Lucid Shares at a price of $0.10 per Lucid Share until December 31, 2022, outstanding as of the date hereof;

“Outside Date” means the date 60 days following the date of this Agreement.

“Subco Shares” means the issued and outstanding common shares in the capital of Subco;

“subsidiary” shall have the meaning ascribed thereto in the Act;

“Superior Proposal” means any bona fide written Acquisition Proposal from a Person who is at arm’s length to Lucid to acquire not less than all of the outstanding Lucid Shares or all or substantially all of the assets of Lucid on a consolidated basis that: (i) complies with Applicable Laws and did not result from or involve a breach of Section 12; (ii) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; (iii) is not subject to any financing contingency and in respect of which it has been demonstrated to the satisfaction of the Lucid Board, acting in good faith (after receipt of advice from its financial advisers) that any required financing to complete such Acquisition Proposal is reasonably likely to be obtained; (iv) is not subject to any due diligence or access condition; and (v) that the Lucid Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to the Lucid Shareholders than the Amalgamation (including any amendments to the terms and conditions of the Amalgamation proposed by FSD pursuant to Subsection 12(d);

“Superior Proposal Notice” has the meaning ascribed thereto in Subsection 12(d)(i)(C);

“Tax Act” means the Income Tax Act (Canada) and the regulations prescribed thereunder, as the same may be varied, supplemented or amended from time to time;

“Termination Fee” means an amount equal to $200,000;

“Transfer Agent” means Computershare Investors Services Inc., in its capacity as registrar and transfer agent for the FSD Shares;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“Voting and Support Agreements” means the voting and support agreements between FSD and each of the directors and officers of Lucid, including their affiliates, and certain Lucid securityholders (collectively, the “Lucid Supporting Securityholders”), who hold in the aggregate at least 47,500,000 Lucid Shares, being at least 43.47% of the outstanding Lucid Shares, in each case as entered into on or prior to the date hereof in the form of Voting and Support Agreement attached hereto as Schedule “C”;

(b)
The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereby” and “hereunder” and similar expressions refer to this Agreement (including the appendices hereto) and not to any particular article, section, subsection or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

(c)
Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing individuals include firms, corporations and other Persons and vice versa.

(d)
If any date on which any action is required to be taken hereunder by any of the parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

(e)	Unless otherwise stated, all sums of money which are referred to in this Agreement are expressed in lawful money of the Canada.
(f)
Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.

(g)
In this Agreement, whenever a representation or warranty is made on the basis of the knowledge or awareness of a party, such knowledge or awareness consists only of the actual collective knowledge or awareness, as of the date hereof, of the senior officers of such party (in their capacity as senior officers of such party and not in their personal capacity and without personal liability) and the knowledge and awareness any of the foregoing individuals would reasonably be expected to obtain after having conducted a reasonable investigation as to the subject matter relating thereto, and the level of such investigation shall be that of a reasonably prudent person investigating a material consideration in the context of a material transaction and the use of such phrase shall constitute a representation and warranty by the party making the representation and warranty in each case that such investigation has actually been made.

(h)	References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.
(i)	The following Schedules are annexed to this Agreement and are hereby incorporated by reference into the Agreement and form part hereof:
Schedule “A”                                        Amalgamation Agreement
Schedule “B”                                        Form of Lock-Up Agreement
Schedule “C”                                        Form of Voting and Support Agreement
Schedule “D”                                        Key Executive Principal Employment Terms

2.	Amalgamation.

The Amalgamating Parties hereby agree to amalgamate and continue as one corporation under the provisions of the Act upon the terms and conditions hereinafter set out.  Each of FSD and Lucid acknowledge and agree that the Amalgamation and the matters related thereto as contemplated hereby are subject to the approval of the Amalgamation by the Lucid Shareholders and by FSD as the sole shareholder of Subco in accordance with the Act.  In furtherance of the foregoing, subject to the terms and conditions herein and on the basis of the covenants, representations, warranties and agreements of the parties herein, each of Lucid, Subco, and FSD covenants and agrees to:

(a)	enter into the Amalgamation Agreement forthwith after receipt of the requisite approvals of the securityholders of each of Lucid and Subco to the Amalgamation, all as further set forth herein;

(b)
co-operate with each other, as promptly as reasonably practicable, in the preparation of all documents required by applicable legislation and/or regulation in connection with all securityholder required in respect of the Amalgamation and the other matters contemplated hereby, and in connection therewith, each party shall provide such other parties with such information and material concerning its affairs as the other parties shall reasonably request;

(c)
use all commercially reasonable efforts and do all things necessary or reasonably desirable on its part to facilitate the implementation of the Amalgamation and all related matters in connection therewith as set forth herein, including:

(i)
obtaining such other consents, orders or approvals as are necessary or desirable to be obtained for the implementation of the Amalgamation, and preparing and delivering all necessary documents in connection therewith; and

(ii)
subject to obtaining the approval of Lucid Shareholders and the approval of FSD as the sole shareholder of Subco and subject to Section 10: (A) the filing with the Director of the Articles of Amalgamation to be made effective at 12:01 a.m. (Toronto time) on the Effective Date (the “Effective Time”); and (B) the obtaining of the Certificate in that regard; and

(d)
take and cause to be taken such other steps and actions and execute such other documents, agreements and instruments as may be reasonably necessary or desirable in connection with the consummation of the transactions contemplated hereby.

3.	Effect of Amalgamation.

Subject to the terms and conditions of this Agreement and the Amalgamation Agreement, on the Effective Date, in accordance with section 174 of the Act:

(a)	the Amalgamation shall be effective;
(b)	Amalco shall be authorized to issue an unlimited number of shares designated as common shares;
(c)	there shall be no restrictions on the business that Amalco may carry on;
(d)
Amalco shall possess all the property, rights, privileges and franchises and shall be subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the Amalgamating Parties;

(e)	a conviction against, or ruling, order or judgment in favour or against an Amalgamating Party may be enforced by or against Amalco;
(f)
Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Party before the Amalgamation has become effective;

(g)	the by-laws of Subco shall be the by-laws of Amalco; and
(h)	the Articles of Amalgamation will be deemed to be the articles of incorporation of Amalco.

4.	Treatment of Securities.

(a)	Subject to the terms and conditions of this Agreement, at the Effective Time:
(i)	each issued and outstanding Subco Share shall be converted into one fully paid and non-assessable Amalco Share;
(ii)
each issued and outstanding Lucid Share shall be exchanged by the holder thereof for freely tradeable FSD Shares based on the Exchange Ratio, being 0.0412 FSD Shares for each Lucid Share, following which such Lucid Shares shall be cancelled. The Exchange Ratio is based on a deemed purchase price of $11,300,000 for the issued and outstanding Lucid Shares, being approximately $0.1034 per Lucid Share (the “Assigned Lucid Share Value”), and a deemed issuance price of $2.51 per FSD Share. The Parties agree that (A) in the event that the FSD VWAP Trading Price is equal to or less than $2.00, the Exchange Ratio shall be adjusted to be equal to the quotient determined by dividing (x) the Assigned Lucid Share Value by (y) the FSD VWAP Trading Price, rounded to five (5) decimal places, subject to a maximum of 0.05033 FSD Shares per Lucid Share, being a maximum total of 5,500,000 FSD Shares; and (B) in the event that the FSD VWAP Trading Price is equal to or more than $3.50, then the Exchange Ratio shall be adjusted to be equal to the quotient determined by dividing (x) the Assigned Lucid Share Value by (y) the FSD VWAP Trading Price, rounded to five (5) decimal places, subject to a minimum of 0.0366 FSD Shares per Lucid Share, being a minimum total of 4,000,000 FSD Shares;

(iii)
all outstanding unvested Lucid Options shall be accelerated by Lucid in connection with the completion of the Amalgamation and each issued and outstanding Lucid Option shall become exercisable in accordance with its adjustment terms to acquire FSD Shares in lieu of a Lucid Share, on substantially the same terms, for a number of FSD Shares that is equal to the Exchange Ratio and for an exercise price per FSD Share equal to the exercise price per Lucid Share of the Lucid Warrant divided by the Exchange Ratio; and

(iv)
each issued and outstanding Lucid Warrant shall become exercisable in accordance with its adjustment terms to acquire FSD Shares in lieu of a Lucid Share, on substantially the same terms, for a number of FSD Shares that is equal to the Exchange Ratio and for an exercise price per FSD Share equal to the exercise price per Lucid Share of the Lucid Warrant divided by the Exchange Ratio.

such that, as of immediately prior to the Effective Time, Lucid shall have 109,281,395 Lucid Shares issued and outstanding and, other than the Lucid Options and the Lucid Warrants, Lucid shall not have any outstanding securities convertible or exchangeable into securities of Lucid and there shall be no agreement, warrant, option, right or privilege (whether pre-emptive or contractual) in effect being or capable of becoming an agreement, option or right for the purchase, subscription or issuance of any unissued shares or securities (including convertible securities) of Lucid.

5.	Issuance of Amalco Shares to FSD.

At the Effective Time, in consideration of FSD issuing FSD Shares to the holders of Lucid Shares as provided for in Subsection 4(a)(ii), FSD shall receive and Amalco shall issue to FSD one fully paid and non-assessable Amalco Share for each FSD Share issued to the holders of Lucid Shares.

6.	Fractional Shares and Deduction and Withholding Rights.

(a)
Notwithstanding Section 4 of this Agreement, no fractional FSD Shares will be issuable to Lucid Shareholders pursuant to the Amalgamation, and no cash payment or other form of consideration will be payable in lieu thereof. Any such fractional FSD Share interest to which a Lucid Shareholder would otherwise be entitled pursuant to the Amalgamation will be rounded down to the nearest whole FSD Share, in the event that the former holder of Lucid Shares is entitled to receive a fractional FSD Share.

(b)
FSD, Lucid and Subco shall be entitled to deduct or withhold from any amounts payable to any Lucid Shareholder or any other Person, pursuant to the Amalgamation, such amounts (whether in cash, Lucid Shares, FSD Shares or otherwise) as FSD, Lucid or Subco reasonably determines it is required to deduct or withhold with respect to such payment under any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to the holders of FSD Shares or Lucid Shares, Lucid Options, or Lucid Warrants in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are timely remitted to the appropriate Governmental Authority. Any of FSD, Lucid or Subco is hereby authorized to sell or otherwise dispose of any share consideration as is necessary to provide sufficient funds to FSD, Lucid or Subco, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of FSD, Lucid or Subco shall be liable to any Person for any deficiency in respect of any proceeds received, and FSD, Lucid or Subco, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

7.	Dissent Rights.

Lucid Shareholders may exercise rights of dissent (“Dissent Rights”) in respect of the Amalgamation pursuant to and in the manner set forth under section 185 of the Act, provided that Lucid Shareholders who exercise such rights of dissent and who:

(a)
are ultimately entitled to be paid fair value for their Lucid Shares, which fair value shall be the fair value of such shares as at the close of business on the day prior to Lucid obtaining shareholder approval of the Amalgamation, shall be paid an amount equal to such fair value by Amalco; and

(b)
are ultimately not entitled, for any reason, to be paid fair value for their Lucid Shares shall be deemed to have participated in the Amalgamation, as of the Effective Time, on the same basis as a non-dissenting Lucid Shareholder and shall be entitled to receive only the consideration contemplated in Subsection 4(a)(ii) hereof that such holder would have received pursuant to the Amalgamation if such holder had not exercised Dissent Rights, but in no case shall FSD, Subco, or Lucid or any other Person be required to recognize Lucid Shareholders who exercise Dissent Rights as Lucid Shareholders as of or after the time that is immediately prior to the Effective Time, and the names of such Lucid Shareholders who exercise Dissent Rights shall be deleted from the register of Lucid Shareholders at the Effective Time. In no circumstances shall FSD, Subco, or Lucid or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a Lucid Shareholder in respect of which such Dissent Rights are sought to be exercised. A Lucid Shareholder is not entitled to exercise Dissent Rights with respect to Lucid Shares if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder to vote) in favour of the resolution approving the Amalgamation.

8.	Certificates.
(a)	At the Effective Time:
(i)
subject to any Lucid Shareholders exercising Dissent Rights as set forth in Section 7, the Lucid Shareholders shall be deemed to be the registered holders of the FSD Shares to which they are entitled hereunder.  Subject to the receipt by FSD of the certificate or other confirmation, together with any supporting information as reasonably requested by FSD, as soon as practicable but in any event within the later of five Business Days of the Effective Date and receipt of such documentation, FSD shall issue or cause to be issued to such Lucid Shareholders certificates or DRS statements representing, or other evidence of, the number of FSD Shares to which such Lucid Shareholders are entitled;

(ii)
FSD, as the registered holder of the Subco Shares, shall be deemed to be the registered holder of the Amalco Shares to which it is entitled hereunder and, upon surrender of the certificates representing such Subco Shares to Amalco, FSD shall be entitled to receive a share certificate representing the number of Amalco Shares to which it is entitled as set forth in Subsection 4(a)(i) and Section 5 hereof; and

(iii)
share certificates or other evidence representing Lucid Shares shall cease to represent any claim upon or interest in Lucid or Amalco other than the right of the Lucid Shareholders to receive, pursuant to the terms hereof and the Amalgamation, FSD Shares in accordance with Section 4 hereof.

9.	Stated Capital

The stated capital of Amalco immediately following the Amalgamation shall be as set forth in the Amalgamation Agreement or as may otherwise be agreed upon between the parties hereto.

10.	Articles of Amalgamation.

Upon the Lucid Shareholders and FSD, as the sole shareholder of Subco, approving the Amalgamation on the terms and subject to the conditions set forth in this Agreement, in each case in accordance with Applicable Laws, and provided that the conditions to the completion of the Amalgamation specified in Sections 18, 19, and 20 hereof have then been satisfied or waived (to the extent such waiver is permitted hereunder), Lucid and Subco shall jointly file, with the Director appointed under the Act, as soon as reasonably practicable and within five (5) Business Days after such conditions to the completion of the Amalgamation have been satisfied or waived, the Articles of Amalgamation and such other documents as may be required pursuant to the Act.

11.	Covenants of Lucid.

Lucid hereby covenants and agrees with Subco and FSD that it shall:

(a)	use its commercially reasonable efforts to obtain, on or prior to the Effective Date, the requisite shareholder approval of the Amalgamation by Lucid Shareholders in accordance with the Act;
(b)
act in good faith and use its commercially reasonable efforts to cause each of the conditions precedent set forth in Sections 18 and 19 hereof to be complied with by Lucid, in each case on or prior to the Effective Date;

(c)	Lucid Meeting.
(i)
collaboratively together with FSD, prepare the Notice of Meeting (which shall be in a form satisfactory to each of the parties and their respective legal counsel acting reasonably), together with any other documents required by Applicable Laws, in all jurisdictions where the Notice of Meeting is required to be mailed and delivered, complying in all material respects with all Applicable Laws on the date of the mailing thereof and in the form and containing the information required by all Applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities laws) with respect thereto, other than with respect to any information relating to and provided by FSD;

(ii)
(A) take all commercially reasonable lawful action to solicit Lucid shareholder votes in favour of the Amalgamation Resolution; (B) recommend to all Lucid Shareholders that they vote in favour of the Amalgamation Resolution, with a unanimous recommendation of the Lucid Board to vote in favour of the Amalgamation Resolution, except in accordance with Section 12(a)(i)(C)(I)or 12(a)(i)(C)(II); (C) not, prior to obtaining the Lucid Shareholder Approval, (i) amend the date of the Lucid Meeting without the prior written approval of FSD, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to FSD, the approval or recommendation of the Lucid Board, or any committee thereof, of this Agreement or the Amalgamation or fail to reaffirm its recommendation of the Amalgamation within five (5) Business Days (and in any case prior to the Lucid Meeting) after having been requested in writing by FSD to do so, in any manner adverse to FSD; or (iii) approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal (a “Change in Lucid Recommendation”), except in accordance with Section 12(a)(i)(C)(I)or 12(a)(i)(C)(II);

(iii)	convene and conduct the Lucid Meeting in accordance with articles and by-laws of Lucid and Applicable Laws on or before September 15, 2021;

(iv)	provide notice to FSD of the Lucid Meeting and allow representatives of FSD to attend the Lucid Meeting;
(v)	conduct the Lucid Meeting in accordance with the Act, the articles and by-laws of Lucid and Applicable Laws;
(vi)	use its best efforts to cause the Lucid Supporting Securityholders to comply with their obligations under their respective Voting and Support Agreements in a timely manner; and
(vii)	take all such actions as may be required under the Act in connection with the transactions contemplated by this Agreement;
(d)
and shall, and shall cause each of its subsidiaries to, unless FSD otherwise consents in writing, or as otherwise required in connection with the transactions contemplated hereunder, until the earlier of the Effective Date and the date that this Agreement is terminated in accordance with its terms,

(i)
conduct its business only in the usual and ordinary course of business, and consistent with past practice, and use all commercially reasonable efforts to maintain and preserve, in all material respects, its property interests and advantageous business relationships;

(ii)	maintain in force its current policies of insurance and pay all premiums in respect of such insurance policies that become due after the date hereof;
(iii)	to the extent permitted by Applicable Law, provide FSD with copies of all material correspondence received from any Governmental Authority promptly upon receipt thereof;
(iv)
not: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities; (iii) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (iv) split, combine or reclassify any of its securities; (v) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; (vi) issue any Lucid Shares (other than on exercise, vesting or conversion of currently outstanding Lucid Options, or Lucid Warrants) or other shares or securities convertible into or exercisable or exchangeable for, or otherwise evidencing a right to acquire, Lucid Shares or other shares, or effect any financing transaction whether by means of debt, equity or otherwise, or issue, grant, sell, pledge, lease, dispose of or encumber or agree to issue, grant, sell, pledge, lease, dispose of or encumber, whether or not on conditions, any Lucid Shares or other shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Lucid Shares or other shares; (vii) solicit, initiate or take any other action, directly or indirectly, which may result in it becoming a “reporting issuer” (or the equivalent) under the securities laws of any province or territory of Canada; or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(v)	not sell, lease or otherwise dispose of any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(vi)	not reorganize, amalgamate or merge with another Person or enter into any agreement or commitment in respect of any of the foregoing;
(vii)	not create, form or otherwise establish any new subsidiary;
(viii)	not approve any transfer, sale or other disposition of any outstanding securities of Lucid by any securityholder thereof;
(ix)
broker or finder, not pay any fees, commissions or other compensation to any such Person and not cause or permit any such liability or obligation to arise to any such Person, irrespective of whether any such compensation is subject to conditions precedent or other contingencies;

(x)	not enter into any agreement with, or make any payment to, any employee, officer, director, or consultant outside of their ordinary and usual compensation for services provided;
(xi)
not grant any officer, director, employee, or consultant an increase in compensation in any form, grant any general salary increase, take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees, or consultants nor adopt or amend any stock option or other employee compensation plans, nor make any loan to any person;

(xii)
not adopt or amend or make any contribution to any bonus, cost plus employee benefit plan, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, program, agreement, trust, fund or arrangements for the benefit of any directors, officers, employees, or consultants, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(xiii)
not take any action or refrain from taking any action inconsistent with this Agreement which might reasonably be expected to directly or indirectly interfere with or affect the consummation of the Amalgamation or any of the matters related thereto as contemplated hereby;

(xiv)
not acquire (by merger, consolidation, acquisition of securities or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses or enter into any agreement or commitment in respect of any of the foregoing;

(xv)	not enter into any joint venture or similar agreement, partnership, arrangement or relationship directly or through any affiliate;
(xvi)	not create, incur, assume or otherwise become liable for any new indebtedness for borrowed money or guarantees thereof;
(xvii)	not enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;
(xviii)	not terminate or in any manner alter the employment arrangement of any of its directors or officers;

(xix)	not cancel, waive, release, assign, settle or compromise any material rights, assets or claims;
(xx)	not compromise or settle any litigation, proceeding or governmental investigation;
(xxi)	not amend, modify, supplement, supersede, or terminate, or waive any right under, any Lucid Material Contract;
(xxii)
except as provided herein, not enter into or renew any agreement or other binding obligation that (i) is not in the usual and ordinary course of business, or (ii) is not terminable within 60 days of the Effective Date without payment by Lucid and/or any of its affiliates that involves or would reasonably be expected to involve payments in excess of $20,000 in the aggregate over the term of the agreement;

(xxiii)	not engage in any transaction with any related parties other than in the usual and ordinary course of business;
(xxiv)
not abandon, amend, modify or terminate (or take any action or omit to take any action that may result in such abandonment, amendment, modification or termination, as applicable) any of its material licenses, material permits, material authorizations or material registrations;

(xxv)	not make, change or revoke any material tax election or settle or compromise any material tax liability
(xxvi)	not make any changes to any of its accounting policies, principles or methods, except as required under IFRS; and

(xxvii)	in respect of the matters set forth in Sections (vii) to (xxvi) above, authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing

(e)
shall cause the directors and officers of Lucid and of its subsidiaries to waive any termination, severance or other compensation or benefits payable to them in connection with consummation of any of the transactions contemplated by this Agreement; and

(f)
subject to the approval of the shareholders of each of Lucid and Subco being obtained with respect to the Amalgamation and subject to and in accordance with Section 10, jointly with Subco, file with the Director the Articles of Amalgamation and such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement.

12.	Non-Solicitation of Lucid.

(a)	Non-Solicitation
(i)
On and after the date of this Agreement, except as otherwise provided in this Section 12, Lucid shall not, directly or indirectly, through any officer, director, employee, independent contractor, representative (including any financial or other adviser) or agent of Lucid or any of the Lucid Subsidiaries (collectively, “Representatives”) or otherwise, and shall not permit any such Person to:

(A)
solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Lucid or any Lucid Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(B)
enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than FSD) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that Lucid may (A) advise any Person of the restrictions of this Agreement, and (B) advise any Person making an Acquisition Proposal that the Lucid Board has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to constitute or lead to, a Superior Proposal;

(C)	make a Change in Lucid Recommendation, except

(I)	if Lucid has a right to terminate this Agreement pursuant to Section 24(a)(iv); or

(II)	the Lucid Board has reasonably determined in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with its fiduciary duties;

(D)
accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days following the announcement of such Acquisition Proposal will not be considered to be in violation of this Section 12(a) provided the Lucid Board has rejected such Acquisition Proposal and affirmed the recommendation of the Lucid Board before the end of such five Business Day period); or

(E)	enter into or publicly propose to enter into any contract in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Subsection 12(c)(i)(C)).
(ii)
Lucid shall, and shall cause the Lucid Subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than FSD) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(A)
immediately discontinue access to, and disclosure of, all information to any such Person, including any data room, any confidential information, properties, facilities, books and records of Lucid or any Lucid Subsidiary; and

(B)
within two Business Days, request, and exercise all rights it has to require (A) the return or destruction of all copies of any confidential information regarding Lucid or any Lucid Subsidiary provided to any Person other than FSD, and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Lucid or any Lucid Subsidiary using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(iii)
Lucid represents and warrants that Lucid has not waived any confidentiality, standstill or similar agreement or restriction to which Lucid or any Lucid Subsidiary is a party, except to permit submissions of expressions of interest prior to the date of this Agreement. Lucid covenants and agrees that: (i) Lucid shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which Lucid or any Lucid Subsidiary is a party; and (ii) neither Lucid, nor any Lucid Subsidiary nor any of their respective Representatives have released or will, without the prior written consent of FSD (which may be withheld or delayed in FSD’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Lucid or any Lucid Subsidiaries under any confidentiality, standstill or similar agreement or restriction to which Lucid or any Lucid Subsidiary is a party.

(b)	Notification of Acquisition Proposals

If Lucid or any of the Lucid Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Lucid or any Lucid Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Lucid or any Lucid Subsidiary, the Lucid shall:

(i)
promptly notify FSD, at first orally, and then as soon as practicable (and in any event within 24 hours) in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all agreements, documents, correspondence or other material received in respect of, from or on behalf of such Persons, in each case including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request; and

(ii)	keep FSD reasonably informed of the status of negotiations with respect to any such Acquisition Proposal, if any such negotiations are permitted by the terms of this Agreement.
(c)	Responding to an Acquisition Proposal
(i)
Notwithstanding Section 12(a), if at any time following the date of this Agreement and prior to obtaining the Lucid Shareholder Approval, Lucid receives a bona fide written Acquisition Proposal, Lucid may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of Lucid or its Subsidiaries, if and only if:

(A)
the Lucid Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(B)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;
(C)
prior to providing any such copies, access, or disclosure, Lucid enters into a confidentiality and standstill agreement with such Person having terms that are not less onerous than those set out in the Confidentiality Agreement and any such copies, access or disclosure provided to such Person shall have already been or are concurrently provided to FSD; and

(D)	prior to providing any such copies, access or disclosure, Lucid provides FSD with a true, complete and final executed copy of the confidentiality agreement referred to in Subsection 12(c)(i)(C).

(ii)
Nothing contained in this Section 12 shall prohibit the Lucid Board from making disclosure to Lucid Shareholders as required by Applicable Law relating to the provision of a directors' circular in respect of an Acquisition Proposal.

(d)	Right to Match
(i)
If Lucid receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Amalgamation Resolution by the Lucid Shareholders, the Lucid Board may authorize Lucid to enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(A)
the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction;

(B)	Company has been, and continues to be, in compliance with its obligations under this Section 12;
(C)
the Company has delivered to FSD a written notice of the determination of the Lucid Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Lucid Board to enter into such definitive agreement, together with a copy of the definitive agreement for such Superior Proposal and written notice from the Lucid Board regarding the value and financial terms that the Lucid Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under such Superior Proposal (collectively, the “Superior Proposal Notice”);

(D)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date on which FSD received the Superior Proposal Notice;
(E)
during any Matching Period, FSD has had the opportunity (but not the obligation), in accordance with Subsection 12(d)(ii), to offer to amend this Agreement and the Amalgamation in order for such Acquisition Proposal to cease to be a Superior Proposal;

(F)
if FSD has offered to amend this Agreement and the Amalgamation under Subsection 12(d)(ii), the Lucid Board has determined in good faith, after consultation with Lucid’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Amalgamation as proposed to be amended by FSD under Subsection 12(d)(ii);

(G)
the Lucid Board has determined in good faith, after consultation with Lucid’s outside legal counsel, that the failure of the Lucid Board to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(H)	prior to entering into such definitive agreement Lucid terminates this Agreement pursuant to Subsection 24(a)(iv) and pays the Termination Fee pursuant to Section 26.
(ii)
During the Matching Period, or such longer period as Lucid may approve in writing for such purpose: (a) the Lucid Board shall review any offer made by FSD under Subsection 12(d)(i)(E) to amend the terms of this Agreement and the Amalgamation in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) if it would no longer constitute a Superior Proposal, Lucid shall negotiate in good faith with FSD to make such amendments to the terms of this Agreement and the Amalgamation as would enable FSD to proceed with the transactions contemplated by this Agreement on such amended terms. If the Lucid Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Lucid shall promptly so advise FSD and Lucid and FSD shall amend this Agreement to reflect such offer made by FSD, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(iii)
Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 12, and FSD shall be afforded a new five Business Day Matching Period from the date on which FSD received the Superior Proposal Notice for the new Superior Proposal from Lucid.

(iv)
The Lucid Board shall promptly reaffirm the recommendation of the Lucid Board by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Lucid Board determines that a proposed amendment to the terms of this Agreement as contemplated under Subsection12(d) would result in an Acquisition Proposal no longer being a Superior Proposal. Lucid shall provide FSD and its legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as reasonably requested by FSD and its legal counsel.

(v)
If Lucid provides a Superior Proposal Notice to FSD after a date that is less than 10 days before the date of the Lucid Meeting, Lucid shall either proceed with or shall postpone the Lucid Meeting, as directed FSD, to a date that is not more than 10 days after the scheduled date of the Lucid Meeting (and in any event, prior to the Outside Date).

(e)	Breach by Lucid Subsidiaries and Representatives

Without limiting the generality of the foregoing, Lucid shall advise the Lucid Subsidiaries and their respective Representatives of the prohibitions set out in this Section 12 and any violation of the restrictions set forth in this Section 12 by Lucid, the Lucid Subsidiaries or their respective Representatives is deemed to be a breach of this Section 12 by Lucid.

13.	Covenants of FSD.

FSD hereby covenants and agrees with Lucid that it shall:

(a)
act in good faith and use its commercially reasonable efforts to cause each of the conditions precedent set forth in Sections 18 and 20 hereof to be complied with by FSD, in each case on or prior to the Effective Date;

(b)
unless Lucid otherwise consents in writing, or as otherwise required in connection with the transactions contemplated hereunder, until the earlier of the Effective Date and the date that this Agreement is terminated in accordance with its terms, not take any action or refrain from taking any action inconsistent with this Agreement which might reasonably be expected to directly or indirectly interfere with or affect the consummation of the Amalgamation or any of the matters related thereto as contemplated hereby;

(c)
not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents in a manner materially adverse to the FSD Shares to be received by the shareholders Lucid in accordance with Section 4 hereof; (ii) declare, set aside or pay any dividend, distribution or payment (whether in cash, shares or property) in respect of its outstanding FSD Shares; (iii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, consolidation or reorganization of FSD; (iv) split, combine or reclassify any of its FSD Shares unless the Amalgamation is amended upon the same terms and conditions; or (vi) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(d)
cooperate with Lucid in the preparation of the Notice of Meeting and use its commercially reasonable efforts to provide Lucid, in a timely and expeditious manner, all information as may be reasonably requested by Lucid in respect of FSD for inclusion in the Notice of Meeting and any amendments and supplements thereto, in each case complying in all material respects with all Applicable Laws;

(e)
in connection with Section 12(d), assist Lucid in securing all consents of third parties who are required to provide consent for the inclusion of reference to their names on the reports in the Notice of Meeting by virtue of a document incorporated by reference in regards to FSD in the Notice of Meeting;

(f)
use reasonable commercial efforts to continue to maintain its status as a “reporting issuer” (or similar designated entity) not in material default under Applicable Laws in force in all provinces of Canada in which it is a reporting issuer as of the date hereof;

(g)
upon completion of the Amalgamation, issue and deliver to the Transfer Agent an irrevocable treasury order authorizing the Transfer Agent, as the registrar and transfer agent for the FSD Shares, to issue in a book based register and in the name of the Transfer Agent the aggregate number of FSD Shares as required by Subsection 4(a)(ii) hereof that are payable pursuant to the provisions of the Amalgamation to the former holders of Lucid Shares that have not satisfied Subsection 8(a)(i) so as to require FSD to issue or cause to be issued certificates or DRS statements representing, or other evidence of, such FSD Shares to such former holders of Lucid Shares; and

(h)
upon completion of the Amalgamation, at the direction of Lucid, grant to employees of and consultants to Amalco identified by Lucid prior to the Effective Date, up to that number of FSD Options or other restricted share units (if FSD has adopted a Restricted Share Unit Plan), that are exercisable to acquire the number of FSD Shares equal to (i) 10% of the total number of FSD Shares issued to former holders of Lucid Shares, less (ii) the number of FSD Shares reserved for issuance upon exercise of the FSD Options pursuant to section 4(a)(iii). Such equity incentives will be granted on standard terms provided that they will vest fully on the six-month anniversary of the date of grant.

14.	Covenants of Subco.

Subco hereby covenants and agrees with Lucid that it shall:

(a)	on the Effective Date, be a corporation which has not at any time carried on any active business (other than as is necessary to effect the Amalgamation);
(b)
act in good faith and use its commercially reasonable efforts to cause each of the conditions precedent set forth in Sections 18 and 20 hereof to be complied with by Subco, in each case on or prior to the Effective Date;

(c)
unless Lucid otherwise agrees in writing, such consent not to be unreasonably withheld, or as otherwise required in connection with the transactions contemplated hereunder, until the earlier of the Effective Date and the date that this Agreement is terminated by its terms,

(i)	not conduct any business (other than as required in connection with the Amalgamation), and shall use all commercially reasonable efforts to maintain and preserve its corporate existence; and
(ii)
not directly or indirectly, amend its constating documents, declare, set aside or pay any dividend or other distribution or payment or otherwise to or for the benefit of its shareholders or reduce its stated capital; and

(d)
subject to the approval of the shareholders of each of Lucid and Subco being obtained with respect to the Amalgamation and subject to and in accordance with Section 10, jointly with Lucid, file with the Director the Articles of Amalgamation and such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement.

15.	Representations and Warranties of FSD.

FSD represents and warrants to and in favour of Lucid as follows, and acknowledges that Lucid is relying upon such representations and warranties:

(a)
FSD is a corporation existing under the laws of the province of Ontario and has the corporate power, capacity and authority to: (i) carry on its business as currently conducted; (ii) own, lease and operate its property and assets; (iii) enter into and perform its obligations under this Agreement in accordance with the provisions hereof; and (iv) to issue and deliver the FSD Shares in connection with the Amalgamation;

(b)
this Agreement has been duly authorized, executed and delivered by FSD and constitutes a valid and binding obligation of FSD enforceable in accordance with its terms (subject to such limitations and prohibitions as may exist or may be enacted in Applicable Laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally);

(c)
the Amalgamation and the issue and delivery of the FSD Shares on the Effective Date pursuant to the Amalgamation will be authorized by all necessary corporate action on the part of FSD prior to the Effective Date and, subject to the terms and conditions of the Amalgamation, such FSD Shares will be validly issued as fully paid and non-assessable shares in the capital of FSD;

(d)
there is no requirement of FSD to make any filing with, give any notice to, or obtain any authorization of, any Governmental Authority, or to obtain any consent, approval or authorization of any other Person, in connection with the lawful completion of the transactions contemplated by this Agreement, including specifically the Amalgamation, except for the filing of the Articles of Amalgamation giving effect to the Amalgamation and other filings, notifications and authorizations required under applicable securities laws and the policies of the CSE and Nasdaq;

(e)	FSD is not in default of any requirement of Applicable Laws which would reasonably be expected to have a FSD Material Adverse Effect;
(f)	FSD has no direct or indirect subsidiaries or branches as of the date hereof, other than the FSD Subsidiaries and Subco;
(g)
the authorized share capital of FSD consists of an unlimited number of FSD Shares, and Super Voting Shares, of which 35,835,568 FSD Shares, and 72 Super Voting Shares are issued and outstanding as of June 30, 2021. With the exception of 1,198,146 FSD Shares issued in February 2021 that FSD has cancelled or is in the process of cancelling, all of such shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights;

(h)
no Person holds any securities convertible or exchangeable into securities of FSD, or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, option or right for the purchase, subscription or issuance of any unissued shares or securities (including convertible securities) of FSD as of June 30, 2021, other than (i) 6,849,109 FSD Warrants to acquire the same number of FSD Shares, (ii) 3.314,810 FSD Options to acquire the same number of FSD Shares; and (iii) as contemplated hereby in connection with the Amalgamation;

(i)
except in any case which would not result in a FSD Material Adverse Effect, (i) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any arrears, penalty and interest payable with respect thereto due and payable or required to be collected or withheld and remitted, by FSD and the FSD Subsidiaries have been paid, collected or withheld and remitted, as applicable; and (ii) all tax returns, declarations, remittances and filings required to be filed by FSD and the FSD Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom that would make any of them misleading;

(j)
FSD is a “reporting issuer” in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and is in material compliance with its obligations as such a reporting issuer, no securities commission has issued any order preventing the trading of any securities of FSD that remains in effect and, to its knowledge, no proceedings for this purpose have been instituted, are pending, contemplated or threatened by any such securities commission or any self-regulatory organization, and FSD is not in default of any material requirement of any applicable securities legislation.  The issued and outstanding FSD Shares are listed and posted for trading on the CSE and Nadaq and FSD is in material compliance with the policies of thereof;

(k)
the information and statements set forth in the FSD Disclosure Record, as it relates to FSD, are true, correct, and complete in all material respects and did not contain any misrepresentation (as defined under applicable securities laws), as of the respective dates of such information or statements, and no material change (as defined under applicable securities laws) has occurred on or after June 30, 2021 up to the date hereof in relation to FSD which is not disclosed in the FSD Disclosure Record in accordance with applicable securities laws, and FSD has not filed any confidential material change reports which continue to be confidential;

(l)
the FSD Financial Statements were prepared in accordance with IFRS, consistently applied (except: (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the FSD Subsidiaries’ independent auditors; or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present fairly in accordance with IFRS, consistently applied, the financial position, results of operations and changes in equity of the FSD Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments);

(m)
FSD is not in default or breach of this Agreement, and none of the execution and delivery of, and the compliance with the terms of, this Agreement by FSD, the completion of the Amalgamation in accordance with the terms hereof, or the issue and delivery of the FSD Shares in connection with the Amalgamation, will result in a breach, violation, conflict, default, termination or acceleration of, or create a state of facts which, after notice or lapse of time or both, will result in a breach, violation, conflict, default, termination or acceleration of, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of FSD or the FSD Subsidiaries under: (i) any of the terms, conditions or provisions of the constating documents or by-laws or resolutions of the directors or shareholders of FSD or the FSD Subsidiaries; (ii) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument, obligation or document to which FSD or any FSD Subsidiary is a party or will be contractually bound as of the Effective Date or to which their respective properties or assets may be subject; or (iii) any Applicable Laws that are applicable to or binding on FSD or any FSD Subsidiary, or their respective assets (except, in the case of each of clauses (i), (ii) and (iii) above, for such breaches, violations, conflicts, defaults, terminations or accelerations which would not have a FSD Material Adverse Effect);

(n)
except as disclosed in the FSD Disclosure Record, there is no Action pending or, to the knowledge of FSD, threatened, against or affecting FSD or any FSD Subsidiary at law or in equity or before or by any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way could reasonably be expected to result in a FSD Material Adverse Effect;

(o)
there is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon FSD or any FSD Subsidiary, including without limitation, any arbitral award, judgment, injunction, constitutional ruling, order or decree that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of FSD or the FSD Subsidiaries, respectively, any acquisition or disposition of property by FSD or the FSD Subsidiaries, or the conduct of the business by FSD or the FSD Subsidiaries as currently conducted or as proposed to be conducted;

(p)
except for Cassel Salpeter & Co., LLC, no agent, broker, investment banker or other firm or person is or will be entitled to claim against FSD for any broker's or finder's fee or other commission or similar fee incurred by FSD in connection with any of, or the consummation of any of, the transactions contemplated hereby or the Amalgamation Agreement; and

(q)
other than as would not result in a FSD Material Adverse Effect, the corporate records and minute books of FSD and the FSD Subsidiaries contain accurate minutes of all meetings of the directors and shareholders thereof.

16.	Representation and Warranties of Lucid.

Lucid represents and warrants to and in favour of FSD and Subco as follows, and acknowledges that FSD and Subco are relying upon such representations and warranties:

(a)
Due Incorporation. Lucid has been duly incorporated and is validly existing and in good standing under the laws of the province of Ontario. Each of the Lucid Subsidiaries has been duly incorporated and is validly existing and in good standing under the laws of the jurisdictions of their incorporation.

(b)	Power and Capacity; Authorization.
(i)
Lucid and the Lucid Subsidiaries have the power, capacity and authority to carry on their businesses as currently conducted; own, lease and operate their property and assets; and to enter into and perform their obligations under this Agreement in accordance with the provisions hereof. Lucid has the full power, legal right and authority to execute and deliver this Agreement and has such power, legal right and authority to do all such acts and things as are required hereunder to be done, observed or performed by it, subject to and in accordance with the terms hereof.

(ii)
this Agreement has been duly authorized, executed and delivered by Lucid and constitutes a valid and binding obligation of Lucid enforceable in accordance with its terms (subject to such limitations and prohibitions as may exist or may be enacted in Applicable Laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally) and no other proceeding on the part of Lucid, other than the approval of the Amalgamation by Lucid Shareholders, is necessary to authorize the transactions contemplated under this Agreement.

(c)
Consent. There is no requirement of Lucid or the Lucid Subsidiaries to make any filing with, give any notice to, or obtain any authorization of, any Governmental Authority, or to obtain any consent, approval or authorization of any other Person, in connection with the lawful completion of the transactions contemplated by this Agreement, including specifically the Amalgamation, except for the filing of the Articles of Amalgamation giving effect to the Amalgamation and other filings, notifications and authorizations required under applicable securities laws.

(d)
No Default. Lucid and the Lucid Subsidiaries are not in default or breach of this Agreement, and none of the execution and delivery of, and the compliance with the terms of, this Agreement by Lucid or the Lucid Subsidiaries, or the completion of the Amalgamation in accordance with the terms hereof, will result in a breach, violation, conflict, default, termination or acceleration of, or create a state of facts which, after notice or lapse of time or both, will result in a breach, violation, conflict, default, termination or acceleration of, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Lucid or the Lucid Subsidiaries under: (i) any of the terms, conditions or provisions of the constating documents or by-laws or resolutions of the directors or shareholders of Lucid or the Lucid Subsidiaries; (ii) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument, obligation or document to which Lucid or the Lucid Subsidiaries are a party or will be contractually bound as of the Effective Date or to which their respective properties or assets may be subject; (iii) any Applicable Laws that are applicable to or binding on Lucid or the Lucid Subsidiaries, or its respective assets.

(e)
Subsidiaries. Other than as set out in the Lucid Disclosure Letter, Lucid has no direct or indirect subsidiaries or branches and does not hold, or exercise control or direction over, directly or indirectly, any equity or proprietary interest in any other Person;

(f)	Capitalization.
(i)
The authorized capital of Lucid consists of an unlimited number of Lucid Shares, of which 109,281,395 Lucid Shares are issued and outstanding, all of which shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights and, to the knowledge of Lucid, are not subject to any restrictions on resale, claims, liens, charges or other encumbrances.

(ii)	All of the issued and outstanding shares or other equity interests in the capital of the Lucid Subsidiaries are held by Lucid.
(iii)
Other than (i) 3,910,000 Lucid Options, and (ii) 2,722,392 Lucid Warrants, no Person holds any securities convertible or exchangeable into securities of Lucid or the Lucid Subsidiaries or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, option or right for the purchase, subscription or issuance of any unissued shares or securities (including convertible securities) of Lucid or the Lucid Subsidiaries, such that on a fully diluted basis, assuming conversion, exchange or exercise of all such securities and assuming completion of all potential issuances of shares pursuant to all such agreements, options, rights or privileges, Lucid would have 115,913,787 Lucid Shares issued and outstanding.

(g)	Material Adverse Effect. Since the respective dates of incorporation of Lucid and the Lucid Subsidiaries:
(i)	there has been no Lucid Material Adverse Effect (or any condition, event or development involving a prospective change that would result in a Lucid Material Adverse Effect);
(ii)	each of Lucid and the Lucid Subsidiaries has conducted its businesses only in the ordinary and normal course; and
(iii)
no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Lucid or the Lucid Subsidiaries has been incurred other than in the ordinary and normal course of business.

(h)
Material Contracts. The Lucid Disclosure Letter includes a true, complete and correct list of the following contracts of Lucid and the Lucid Subsidiaries (such contracts being “Lucid Material Contracts”):

(i)
each contract of Lucid and the Lucid Subsidiaries involving aggregate consideration in excess of $50,000 and that, in each case, cannot be cancelled by Lucid or the Lucid Subsidiaries without penalty or without more than 90 days’ notice;

(ii)	all contracts that provide for the indemnification by Lucid or the Lucid Subsidiaries of any Person or the assumption of any tax, environmental or other liability of any Person;
(iii)
all contracts that relate to the acquisition or disposition of any business, a material number of shares, or amount of assets, of any other person or entity or any real property (whether by amalgamation, sale or issue of shares, sale of assets or otherwise);

(iv)	all contracts pertaining to the lease of real property or equipment or other personal property;
(v)
all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing, consulting and advertising contracts to which Lucid or the Lucid Subsidiaries is a party;

(vi)
all employment agreements and contracts with independent contractors or consultants (or similar arrangements) to which Lucid or the Lucid Subsidiaries are a party and that are not cancellable without material penalty or without more than 90 days’ notice;

(vii)	all contracts relating to indebtedness (including guarantees) of Lucid or the Lucid Subsidiaries;
(viii)
all contracts that limit or purport to limit the ability of Lucid or the Lucid Subsidiaries to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(ix)	any contracts to which Lucid or the Lucid Subsidiaries are a party that provide for any joint venture, partnership or similar arrangement by Lucid or the Lucid Subsidiaries;
(x)
all shareholder agreements, pooling agreements, voting trusts or similar agreements with respect to the ownership or voting of any of the Lucid Shares or the shares of the Lucid Subsidiaries or restriction of the power of the directors of Lucid or the Lucid Subsidiaries to manage, or supervise the management of, the business and affairs of Lucid or the Lucid Subsidiaries;

(xi)	all contracts between or among Lucid and the Lucid Subsidiaries and the Lucid Shareholders;

(xii)	all collective agreements or contracts with any union to which Lucid or the Lucid Subsidiaries is a party; and
(xiii)	any other contract that is material to Lucid or the Lucid Subsidiaries and not previously disclosed under this Subsection 16(h).
Each Lucid Material Contract is valid and binding on Lucid or the Lucid Subsidiaries, as applicable, in accordance with its terms and is in full force and effect. Neither of Lucid or the Lucid Subsidiaries or, any other party thereto, is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any Lucid Material Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Lucid Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Lucid Material Contract have been made available by Lucid to FSD.

(i)	Assets.
(i)
Lucid and the Lucid Subsidiaries are the absolute legal and beneficial owner of, and have good and marketable title to, all of the material property or assets thereof free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other assets or property rights are necessary for the conduct of the business of Lucid or the Lucid Subsidiaries as currently conducted. All such assets and property are in good condition and repair (subject to normal wear and tear) and have been maintained, repaired and replaced in a prudent manner and consistent with past practice.

(ii)
Lucid and the Lucid Subsidiaries do not know of any claim or basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such assets or property rights and have no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the assets or property rights thereof.

(iii)
Other than as provided in the Lucid Disclosure Letter, since June 30, 2021, Lucid has not purchased, leased or otherwise acquired, or agreed to purchase, lease or otherwise acquire, any properties or material assets.

(iv)
Other than the Lucid Subsidiaries do not have any rights to purchase any assets, properties or undertakings of third parties nor do any such parties have any obligation to sell any interest in any property or material asset under any agreements to purchase or sell that have not closed;

(j)	Taxes.

(i)
All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any arrears, penalty and interest payable with respect thereto (collectively, “Lucid Taxes”) due and payable or required to be collected or withheld and remitted, by Lucid and the Lucid Subsidiaries, including all installments on account of Lucid Taxes for the current year, have been paid, collected or withheld and remitted, as applicable.

(ii)
All tax returns, declarations, remittances and filings required to be filed by Lucid and the Lucid Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom that would make any of them misleading.

(iii)
No examination of any tax return of Lucid or the Lucid Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by Lucid or the Lucid Subsidiaries.

(iv)
To the knowledge of Lucid and the Lucid Subsidiaries, there is no reason to expect that any such proceedings or matters may be threatened or assessed against Lucid or the Lucid Subsidiaries for any period ending on or prior to the Effective Time.

(v)
There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for either filing any tax returns or making any assessment or reassessment of Lucid Taxes with respect to Lucid or the Lucid Subsidiaries.

(vi)
No Lucid or Lucid Subsidiary has had a permanent establishment, as defined in any applicable tax treaty or convention, or another place of business in a jurisdiction other than country in which it is organized.

(vii)	Lucid and the Lucid Subsidiaries have paid or accrued on an estimated basis in the Lucid Financial Statements, all Lucid Taxes due and payable for all periods ending on or before the Effective Date.
(viii)	There are no liens for Lucid Taxes on any of the properties or assets of Lucid or the Lucid Subsidiaries, nor are such properties or assets the subject of any trust under Applicable Laws.
(ix)
To the knowledge of Lucid or the Lucid Subsidiaries, none of Lucid or a Lucid Subsidiary has received written or oral notice from a Governmental Authority in a jurisdiction where such company does not file a tax return that such company is or is reasonably expected to be subject to taxation in that jurisdiction.

(x)	Lucid and the Lucid Subsidiaries are not a party to any joint venture, partnership or other arrangement or contract that could be treated as a partnership for tax purposes.

(xi)
Lucid and the Lucid Subsidiaries have withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, non-resident or other third party, and all forms required with respect thereto.

(xii)
Lucid and the Lucid Subsidiaries do not have any liability for the taxes of any Person under any federal, provincial, state or local tax law, as a transferee or successor, by contract, or otherwise, in each case, other than commercial agreements entered into in the ordinary course of business, the principal purposes of which is not tax.

(xiii)
For all transactions between Lucid and the Lucid Subsidiaries and non-resident person with whom Lucid or the Lucid Subsidiaries were not dealing at arm’s length with during a taxation year ending on or prior to the Effective Time, Lucid and the Lucid Subsidiaries have, as the case may be, made or obtained records or documents that meet the requirements of paragraphs 247(2)(a) to (c) of the Tax Act.

(xiv)
In respect of all fiscal periods for which the relevant limitation period has not expired, neither Lucid nor the Lucid Subsidiaries have, directly or indirectly, transferred property to or provides services to a Person with whom they were not dealing at arm’s length for consideration, the fair market value of which was less than the fair market value of the property or service at the time of (in the case of property) the acquisition thereof or (in the case of services) the provision thereof.

(xv)	Lucid and the Lucid Subsidiaries are registered if and as required by Applicable Laws for purposes of Part IX of the Excise Tax Act (Canada).
(xvi)
The books and records of Lucid and the Lucid Subsidiaries fairly and correctly set out and disclose all liabilities for Lucid Taxes and Lucid and the Lucid Subsidiaries have provided correct and complete copies of all tax returns for tax periods beginning from and after January 1, 2018.

(xvii)
None of section 17, subsection 18(4) or sections 78, 79, 80 to 80.04 of the Tax Act, or any equivalent provision of the laws of any other jurisdiction, has applied or will apply to Lucid or the Lucid Subsidiaries at any time on or before the Effective Date.

(xviii)	Neither Lucid nor the Lucid Subsidiaries have made an “excessive eligible dividend designation” as defined in subsection 89(1) of the Tax Act in respect of any dividend paid, or deemed to have been paid on any class of shares of its capital.

(xix)
Lucid and the Lucid Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date as a result of any: (A) reserve claimed or deducted by Lucid or a Lucid Subsidiary on a tax return filed in respect of a taxation year ending on or prior to the Effective Date; (B) change in method of accounting for a taxable period ending on or prior to the Effective Date; (C) use of an improper method of accounting for a taxable period ending on or prior to the Effective Date; or (D) cash basis or percentage completion method of accounting for a taxable period ending on or prior to the Effective Date.

(k)
Not Reporting Issuer. Lucid and the Lucid Subsidiaries are not reporting issuers or the equivalent in any jurisdiction.  The issued and outstanding Lucid Shares and shares of the Lucid Subsidiaries do not trade on any stock exchange.

(l)	Financial Statements.
(i)
The Lucid Financial Statements: (i) are, in all material respects, consistent with the books and records of Lucid for the periods covered thereby; (ii) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of Lucid for the periods covered thereby; and (iii) present fully, fairly and correctly, in all material respects, the assets and financial condition of Lucid as at the dates thereof and the results of operations and the changes in financial position for the periods then ended, and nothing has occurred since the date of the Lucid Financial Statements which would have a Lucid Material Adverse Effect. Lucid has sufficiently accrued in the Lucid Financial Statements an adequate reserve related to present or future abandonment costs. Lucid has no consolidated assets other than as set forth in the Lucid Financial Statements. Other than as provided in the Lucid Disclosure Letter, Lucid has no consolidated liabilities other than as set forth in the Lucid Financial Statements or as incurred in connection with the transactions contemplated hereby.

(m)	Legal Proceedings.
(i)
There is no Action pending or, to the knowledge of Lucid, threatened against or by Lucid or a Lucid Subsidiary at law or in equity: (A) affecting any of the respective properties or assets of Lucid and the Lucid Subsidiaries; or (B) that challenge or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(ii)
There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon the Lucid or the Lucid Subsidiaries, including without limitation, any arbitral award, judgment, injunction, constitutional ruling, order or decree that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of Lucid or the Lucid Subsidiaries, respectively, any acquisition or disposition of property by Lucid or the Lucid Subsidiaries, or the conduct of the business by Lucid or the Lucid Subsidiaries as currently conducted or as proposed.

(n)	Governmental Matters.

(i)
No order ceasing or suspending trading in securities of Lucid or prohibiting the sale of securities by Lucid has been issued that remains outstanding and, no proceedings for this purpose have been instituted, are pending, contemplated or threatened by any securities commission or self-regulatory organization, and Lucid and the Lucid Subsidiaries are not in default of any material requirement of any applicable securities legislation.

(ii)
Lucid has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do any of the foregoing.

(iii)	Lucid is not aware of any of the directors or officers of Lucid receiving any objections from securities regulatory authorities to their serving in their respective current corporate capacities.
(o)
No Broker. No agent, broker, investment banker or other firm or person is or will be entitled to claim against Lucid for any broker’s or finder’s fee or other commission or similar fee incurred by Lucid in connection with any of, or the consummation of any of, the transactions contemplated hereby or the Amalgamation.

(p)
Related Party Transactions. No director, officer, employee, insider of Lucid or the Lucid Subsidiaries or other non-arm’s length party to Lucid is indebted to Lucid. Lucid and the Lucid Subsidiaries are not indebted to any of their directors, officers, employees or consultants, any of their shareholders or any of their associates or affiliates, except for amounts due as reimbursement for ordinary business expenses incurred within the previous 90 days. No director, officer, insider or other party not at arm’s length to Lucid or the Lucid Subsidiaries has any right, title or interest in (or the right to acquire any right, title or interest in) any interest in any property or material asset of Lucid or the Lucid Subsidiaries.

(q)	Benefit Plans.
(i)
There is no employee benefit plan, agreement, program, policy, practice, material undertaking or arrangement (whether oral or written, formal or informal, funded or unfunded) maintained for, available to or otherwise relating to any employees, directors or officers or former employees, directors or officers of Lucid and the Lucid Subsidiaries, or any spouses, dependents or survivors of any employee or former employee of Lucid or the Lucid Subsidiaries, or under which Lucid or the Lucid Subsidiaries have or may have any liability including bonus, deferred compensation, incentive compensation, share purchase, share appreciation, share option, severance or termination pay, hospitalization, health or other medical benefits including medical or dental treatment or expenses, life or other insurance including accident insurance, vision, legal, long-term or short-term disability, salary continuation, vacation, supplemental unemployment benefits, education assistance, equity or equity-based compensation, change of control benefits, profit-sharing, mortgage assistance, employee loan, employee assistance or pension, retirement or supplemental retirement plans (including any defined benefit or defined contribution pension plan and any group registered retirement savings plan) or supplemental pension.

(r)	Employment Matters.

(i)
The Lucid Disclosure Letter sets forth a list of employees and consultants of Lucid and the Lucid Subsidiaries, which indicates: (i) the titles of all employees or consultants together with the location of their employment or engagement; (ii) the date each employee was hired or engaged; (iii) which employees and consultants are subject to a written employment agreement with Lucid or the Lucid Subsidiaries; (iv) the annual wage of each employee at the date of such list, any bonuses paid to each employee since the end of Lucid’s or the Lucid Subsidiaries’, as applicable, last completed financial year and before the date of such list and all other bonuses, incentive schemes, benefits, commissions and other compensation to which each employee is entitled; (v) all material compensation terms with each consultant; (vi) the vacation days to which each employee is entitled on the date of such list; and (vii) the employees that are not actively working on the date of this Agreement due to leave of absence, illness, injury, accident or other disabling condition. As of the date hereof, all compensation, including wages, commissions, bonuses and vacation pay, payable to all employees, independent contractors or consultants of Lucid and the Lucid for services performed on or before the date hereof have been paid in full and there are no outstanding agreements, understandings or commitments of Lucid or the Lucid Subsidiaries with respect to any compensation, commissions, bonuses or vacation pay. No termination, severance or other compensation or benefits are payable to any employee, independent contractor or consultant of Lucid or of any of its subsidiaries in connection with consummation of any of the transactions contemplated by this Agreement;

(ii)
Lucid and the Lucid Subsidiaries are not currently, and have not been, parties to any collective agreement, letter of understanding, letter of intent or other written communication or contract with any trade union, association that may qualify as a trade union, council of trade unions, employee bargaining agent or affiliated bargaining agent (each, a “Union”) which would cover any of the employees (each, a “Collective Agreement”). No Union holds bargaining rights with respect to any of the employees including by way of certification, interim certification, voluntary recognition, related employer or successor employer rights, or has applied or threatened to apply to be certified as the bargaining agent of any of the employees of Lucid or the Lucid Subsidiaries; and

(iii)
Lucid and the Lucid Subsidiaries are and have been in compliance with all Applicable Laws pertaining to employment and employment practices, including all laws relating to labour relations, unfair labour practices, employment discrimination, harassment, pay equity, retaliation, duty to accommodate, disability rights or benefits, immigration, wages, hours, overtime compensation, child labour, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workplace safety and insurance, leaves of absence, unemployment insurance and employment standards. All individuals characterized and treated by Lucid or the Lucid Subsidiaries as independent contractors or consultants are properly treated as independent contractors under all Applicable Laws. There is no Action against Lucid or the Lucid Subsidiaries pending, or to the knowledge of Lucid, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment or engagement of any current or former applicant, employee, consultant or independent contractor of Lucid or the Lucid Subsidiaries, including any claim relating to unfair labour practices, employment discrimination, harassment, retaliation, pay equity, wages and hours or any other employment or tax related matter arising under Applicable Laws.

(s)
Business Data. The data and information in respect of Lucid’s and the Lucid Subsidiaries’ consolidated assets, liabilities, business and operations provided by Lucid or its advisors to FSD or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, Lucid did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(t)
Corporate Records. The corporate records and minute books of Lucid and the Lucid Subsidiaries, including (i) all constating documents and by-laws, and (ii) the share certificate books, share register, register of transfers and register of directors, are complete and accurate in all material respects, and contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders thereof, since the dates of incorporation, together with the full text of all resolutions of directors and shareholders passed in lieu of such meetings duly signed. Except as reflected in such minute books, there are no minutes of meetings or consents in lieu of meetings of the Lucid Board (or its committees) or of the Lucid Shareholders;

(u)
Insurance. The Disclosed Information sets forth a true, correct and complete list and brief description (including all applicable premiums and deductibles) of all policies of, and binders evidencing, life, fire, workmen’s compensation, product liability, general Liability and other forms of insurance, including title insurance, owned or maintained by Lucid and the Lucid Subsidiaries (the “Lucid Insurance Policies”). The Lucid Insurance Policies are in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein. No notice of cancellation or termination or non-renewal has been received with respect to any Lucid Insurance Policy.

(v)	Intellectual Property.

(i)
Lucid and the Lucid Subsidiaries own or have adequate, valid and enforceable rights to use all Intellectual Property that is material to the businesses or operations of Lucid and the Lucid Subsidiaries (the “Corporate IP”), free and clear of all encumbrances. Lucid and the Lucid Subsidiaries are not bound by any outstanding judgment, injunction, order or decree restricting the use of the Corporate IP or restricting the licensing thereof to any Person.

(ii)
Lucid and the Lucid Subsidiaries have taken all reasonable steps to maintain the Corporate IP and to protect and preserve the confidentiality of all trade secrets included in the Corporate IP, including requiring all Persons having access thereto to execute written non-disclosure agreements.

(iii)
Except for the Internet, the Information Systems used by Lucid and the Lucid Subsidiaries are owned, controlled and operated by Lucid and the Lucid Subsidiaries and are not wholly or partly dependent upon any Information System of any other Person. The Information Systems used by Lucid and the Lucid Subsidiaries are fully functional and sufficient for the conduct of Lucid and the Lucid Subsidiaries' businesses as currently conducted. Lucid and the Lucid Subsidiaries uses reasonable means, consistent with industry best practices, to protect the security and integrity of the Information Systems used by Lucid and the Lucid Subsidiaries and all data and information stored or processed thereon. In the past 24 months, there has been no unauthorized access, use, intrusion, or breach of security, or failure, breakdown, performance reduction, or other adverse event affecting any Information Systems of Lucid and the Lucid Subsidiaries.

(iv)
Lucid’s and the Lucid Subsidiaries’ prior and current use of the Corporate IP have not and do not infringe, violate, dilute or misappropriate the Intellectual Property of any Person and there is no Action pending or threatened by any Person with respect to ownership, validity, enforceability, effectiveness or use of the Corporate IP. No Person is, to the knowledge of Lucid, infringing, misappropriating, diluting or otherwise violating any of the Corporate IP, and none of Lucid or the Lucid Subsidiaries or their affiliates have made or asserted any Action against any Person alleging any such infringement, misappropriation, dilution or other violation.

(w)
Shareholder Rights Plan. Lucid and the Lucid Subsidiaries are not parties to and, prior to the Effective Date, Lucid and the Lucid Subsidiaries will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Lucid Shares or shares of the Lucid Subsidiaries or other securities of Lucid or the Lucid Subsidiaries or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Amalgamation.

(x)	Real Property.

(i)
The Lucid Disclosure Letter includes a true, complete and correct list of the civic address of each parcel of real property that is leased or subleased by Lucid or the Lucid Subsidiaries, the landlord under such lease, the rental amount currently being paid, the expiration of the term of such lease or sublease for each leased or subleased property and any renewals or extensions. The Lucid Disclosure Letter includes true, complete and correct copies of any leases (including all renewals, extensions, amendments, modifications and supplements) affecting real property. Neither Lucid nor the Lucid Subsidiaries is a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any leased real property. The use and operation of the real property in the conduct of Lucid’s or the Lucid Subsidiaries’ business do not violate in any material respect any Applicable Law (including zoning and building by-laws, ordinances, regulations, covenants and official plans), covenant, condition, restriction, easement, licence, permit or agreement.

(ii)	Other than as disclosed in the Lucid Disclosure Letter, Lucid and the Lucid Subsidiaries do not own legally or beneficially, and at no time have owned legally or beneficially, any real property.
(y)
Environmental. Lucid and the Lucid Subsidiaries are currently and have been in compliance with all environmental laws and there has been no release, spillage, leaking, emitting, discharging, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate of any hazardous product, waste, toxic substance, contaminant, pollutant or deleterious substance in contravention of environmental law with respect to the business or assets of Lucid or the Lucid Subsidiaries or any real property currently or formerly owned, operated, controlled or leased by Lucid or the Lucid Subsidiaries.

(z)
Anti-bribery Laws. Lucid and the Lucid Subsidiaries have not, directly or indirectly: (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction other than as required or permitted by applicable laws; or (ii) made any contribution to any candidate for public office, in either case, where either would be prohibited under the Corruption and Foreign Public Officials Act, S.C. 1998, c. 34, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, S.C. 2000, c. 17 or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Lucid and its operations.

(aa)
Permits. Lucid and the Lucid Subsidiaries posses all material certificates, authority, permits and licenses issued by the appropriate agencies or bodies necessary to conduct the business now conducted by Lucid and the Lucid Subsidiaries, and to own their assets, and Lucid and the Lucid Subsidiaries are in compliance in all material respects with such certificates, authorities, permits or licenses.

(bb)	Compliance with Laws; Licenses.

(i)
Each of Lucid and the Lucid Subsidiaries has complied, and is now complying, with all Applicable Laws. Since the date of their respective formation, each of Lucid and the Lucid Subsidiaries have at all times owned and operated its business in compliance with all laws applicable to it. Each of Lucid and the Lucid Subsidiaries have not received any written notice from any Governmental Authority that they are not in compliance in all material respects with all applicable laws. Lucid and each Lucid Subsidiary have timely filed all reports, data and other information required to be filed under applicable laws. Lucid, the Lucid Subsidiaries, their respective employees, all agents acting on behalf of or for the benefit of Lucid or a Lucid Subsidiary have been and are in compliance in all material respects with all applicable laws. Lucid and the Lucid Subsidiaries maintain a compliance program that is in compliance with all laws. Further, neither Lucid nor any Lucid Subsidiaries have received any written complaints or complaints submitted using the compliance “hotline” from employees, independent contractors, vendors, physicians or any other Person that allege that any employee of Lucid or any Lucid Subsidiary has violated any law to which Lucid and Lucid Subsidiaries have not responded or corrected or resolved in accordance with such compliance program.

(ii)
All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Lucid or the Lucid Subsidiaries in connection with their business is being conducted in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to its current and proposed business, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

(iii)
All preclinical and clinical studies conducted on behalf of Lucid or the Lucid Subsidiaries conducted by third parties, to knowledge of Lucid and the Lucid Subsidiaries, in compliance with all Applicable Laws.

(iv)
Lucid and any person acting on behalf of the Lucid or any of the Lucid Subsidiaries are and have been in material compliance with Applicable Laws relating to consumer protection, health care, privacy and personal health information. Neither Lucid nor any of the Lucid Subsidiaries has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner. Lucid and the Lucid Subsidiaries have taken all reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse.

(v)
Neither Lucid nor any of the Lucid Subsidiaries have and to the knowledge of Lucid, its product manufacturers or suppliers have not, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued, any material recall, market withdrawal or replacement, safety alert, post-sale warning or other notice or action relating to the alleged safety or efficacy of any product or any alleged product defect or violation and, to Lucid’s knowledge, there is no basis for any such notice or action.

(vi)
neither Lucid nor the Lucid Subsidiaries nor, to the knowledge of Lucid and the Lucid Subsidiaries, any director, officer, agent, employee, shareholder or affiliate of Lucid and the Lucid Subsidiaries, has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the Government of Canada or any other relevant sanctions authority (collectively, “Sanctions”) imposed upon such Person, and neither Lucid nor any Lucid Subsidiary is in violation of any of the Sanctions or any law or executive order relating thereto, or is conducting business with any person subject to any Sanctions.

(vii)
Each of Lucid and the Lucid Subsidiaries have in full force and effect, and have had at all relevant times, all material licenses, permits, registrations, franchises, grants, accreditations, authorizations, consents, approvals, orders and certificates from Governmental Authority or other similar authorization necessary to own, lease, operate or manage the operations of Lucid or the Lucid Subsidiaries (collectively, the “Licenses”). Lucid and the Lucid Subsidiaries have operated in material compliance with all terms and conditions of the Licenses. No suspension, revocation or cancellation of any License is pending or threatened.

(viii)
Each Person employed by or otherwise providing services to, for the benefit of or on behalf of Lucid or the Lucid Subsidiaries (collectively, “Professional Personnel”): (i) is the holder of all valid and applicable Licenses required by all applicable laws (collectively, “Professional Licenses”), and none of such Professional Licenses is suspended, revoked, restricted, or subject to any probation or other qualification; (ii) is in full compliance and good standing with all Professional Licenses; (iii) has not had any disciplinary proceedings, censures or investigations relating to any Professional License, nor are there any pending or threatened inquiries, investigations, monitoring of activities, actions or proceedings relating to any Professional License; and (iv) has not engaged in any activity which would cause or be reasonably likely to cause the loss, limitation, restriction, revocation or suspension of any applicable Professional License.

(cc)
Voting and Support Agreements. Securityholders of Lucid which hold at least 43.47% of the outstanding Lucid Shares, have entered into voting and support agreements in the form of Voting and Support Agreement attached hereto as Schedule "C" and are in compliance with the terms thereof.

(dd)
Full Disclosure. No representation or warranty by Lucid in this Agreement and no statement contained in the Lucid Information or any certificate or other document furnished or to be furnished to FSD under this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in the light of the circumstances in which they are made, not misleading. There is no fact known to Lucid which materially and adversely affects the affairs, prospects, operations or condition of Lucid, the Lucid Subsidiaries, or their respective assets and operations which has not been set forth in this Agreement or the Lucid Disclosure Letter.

17.	Representations and Warranties of Subco.

Subco represents and warrants to and in favour of Lucid as follows, and acknowledges that Lucid is relying upon such representations and warranties:

(a)	Subco is a corporation existing under the laws of the province of Ontario;
(b)
Subco has the power and capacity and is duly authorized to execute and deliver, and perform its obligations under, this Agreement and this Agreement is a valid and binding agreement, enforceable against Subco in accordance with its terms (subject to such limitations and prohibitions as may exist or may be enacted in Applicable Laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally) and no other proceeding on the part of Subco, other than the approval of the Amalgamation by FSD, as sole shareholder of Subco, is necessary to authorize the transactions contemplated under this Agreement;

(c)
Subco has been incorporated solely for the purpose of the Amalgamation and has never carried on any active business (other than such business required in connection with the Amalgamation), and has no material assets and no liabilities;

(d)
there is no requirement for Subco to make any filing with, give any notice to, or obtain any authorization of, any Governmental Authority, or to obtain any consent, approval or authorization of any other Person, in connection with the lawful completion of the transactions contemplated by this Agreement, including specifically the Amalgamation, except for the filing of Articles of Amalgamation giving effect to the Amalgamation and other filings, notifications and authorizations required under applicable securities laws;

(e)
there is no Action pending or, to the knowledge of Subco, threatened, against or affecting Subco at law or in equity or before or by any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality; and

(f)
the authorized capital of Subco consists of an unlimited number of Subco Shares. An aggregate of 100 Subco Shares are issued and outstanding, all of which are owned by FSD. All outstanding Subco Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights. No Person holds any securities convertible or exchangeable into securities of Subco, or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, option or right for the purchase, subscription or issuance of any unissued shares or securities (including convertible securities) of Subco.

18.	General Conditions Precedent.

The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions, subject to the last paragraph of this Section 18:

(a)	the Amalgamation shall be approved by the Lucid Shareholders in accordance with the applicable provisions of the Act;
(b)	the Articles of Amalgamation to be filed with the Director in accordance with the Amalgamation shall be in form and substance satisfactory to each of FSD and Lucid, acting reasonably;
(c)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, including, without limitation, the Amalgamation;
(d)
all necessary third party, regulatory and governmental approvals, waivers and consents in respect of the transactions contemplated herein shall have been obtained on terms and conditions satisfactory to FSD and Lucid, each acting reasonably;

(e)
no material Action shall be pending or threatened by any Person and there shall be no action taken under any existing Applicable Law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Amalgamation or any other transactions contemplated herein; or
(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and
(f)	this Agreement shall not have been terminated pursuant to Section 23 hereof.

The conditions described above are for the mutual benefit of FSD, Lucid and Subco and may be asserted by FSD, Lucid and Subco regardless of the circumstances, and such conditions (other than the condition set forth in Subsection 18(a) above) may be waived by FSD, Lucid and Subco in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which FSD, Lucid and Subco may have.

19.	Conditions to Obligations of FSD and Subco.

The obligations of FSD and Subco to consummate the transactions contemplated hereby and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date (or such other time specified in respect thereof), of the following conditions:

(a)
each of the covenants, acts, agreements and undertakings of Lucid to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with by it;

(b)
the representations and warranties of Lucid set forth in this Agreement (without giving effect to any materiality qualifiers) shall be true and correct as of the date of this Agreement and shall be true and correct as of the Effective Date as if made by Lucid immediately preceding the Amalgamation on the Effective Date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which will be determined as of that specified date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Lucid Material Adverse Effect;

(c)	there shall have been no Lucid Material Adverse Effect from and after the date hereof to the Effective Date;
(d)
FSD and Subco shall have received a certificate from a senior officer of Lucid, dated as of the Effective Date, stating therein that the conditions set forth in Subsection 19(a), Subsection 19(b) and Subsection 19(c) hereof have been satisfied;

(e)
no termination, severance or other compensation or benefits shall be payable to any directors or officers of Lucid or of any of its subsidiaries in connection with consummation of any of the transactions contemplated by this Agreement or the entitlement to any such compensation or benefits shall have been waived by the applicable directors and officers;

(f)
each of Lakshmi Kotra and Joseph Romano shall have delivered termination documentation in respect of their ongoing consulting arrangements with Lucid on terms and conditions satisfactory to FSD, acting reasonably, and Lakshmi Kotra shall have entered into an employment and/or consulting agreements, as applicable, with Lucid, FSD or an affiliate thereof incorporating the principal terms as set forth in Schedule “D” attached hereto and otherwise on terms and conditions satisfactory to FSD, acting reasonably;

(g)
the Lucid Board shall have adopted and not revoked all necessary resolutions to permit the consummation of the Amalgamation and all related matters contemplated in connection therewith as set forth herein;

(h)
each of the Voting and Support Agreements obtained as of the date of this Agreement shall remain in full force and effect as of the Effective Date and the Lucid Supporting Securityholders shall have complied in all material respects and not be in breach in any material respect with the terms and conditions of such Voting and Support Agreements;

(i)	each of the Lock-Up Agreements shall have been executed and delivered by each of the Lucid Locked-Up Shareholders and shall remain in full force and effect as of the Effective Date;

(j)	Lucid Shareholders shall not have exercised their Dissent Rights in connection with the Amalgamation with respect to more than 5% of the outstanding Lucid Shares;

(k)	Lucid shall have furnished FSD with certified copies of:
(i)	the articles and by-laws of Lucid;
(ii)	the resolutions, duly passed by the Lucid Board approving the Amalgamation, this Agreement and the consummation of the transactions contemplated hereby; and
(iii)	the resolutions of the Lucid Shareholders approving the Amalgamation in accordance with the terms hereof; and
(l)	delivery of all other agreements, documents, instruments or certificates by Lucid that are reasonably necessary to consummate the transactions contemplated under this Agreement.

The conditions described above are for the exclusive benefit of FSD and Subco and may be asserted by FSD and Subco regardless of the circumstances, and such conditions may be waived by FSD and Subco in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which FSD and Subco may have.

20.	Conditions to Obligations of Lucid.

The obligations of Lucid to consummate the transactions contemplated hereby and in particular the Amalgamation are subject to the satisfaction, on or before the Effective Date (or such other time specified in respect thereof), of the following conditions:

(a)
each of the covenants, acts, agreements and undertakings of FSD and Subco to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with by them;

(b)
the representations and warranties of FSD and Subco set forth in this Agreement (without giving effect to any materiality qualifiers) shall be true and correct as of the date of this Agreement and shall be true and correct as of the Effective Date as if made by FSD or Subco, as the case may be, immediately preceding the Amalgamation on the Effective Date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which will be determined as of that specified date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a FSD Material Adverse Effect;

(c)	there shall have been no FSD Material Adverse Effect from and after the date hereof to the Effective Date;
(d)
Lucid shall have received a certificate from a senior officer of each of FSD and Subco, dated as of the Effective Date, stating therein that the conditions set forth in Subsection 20(a), Subsection 20(b) and Subsection 20(c) hereof have been satisfied.

(e)
the FSD Board and the board of directors of Subco shall have adopted and not revoked all necessary resolutions to permit the consummation of the Amalgamation and all related matters contemplated in connection therewith as set forth herein;

(f)	FSD shall have furnished Lucid with certified copies of:
(i)
the resolutions, duly passed by the FSD Board: (A) approving the Amalgamation, this Agreement and the consummation of the transactions contemplated hereby; and (B) conditionally allotting for issuance the aggregate number of FSD Shares that may be required to be issued in accordance with the terms of this Agreement upon the Amalgamation taking effect; and

(ii)	the written resolution of the sole shareholder of Subco approving the Amalgamation in accordance with the terms hereof; and
(g)	delivery of all other agreements, documents, instruments or certificates by FSD or Subco that are reasonably necessary to consummate the transactions contemplated under this Agreement.
The conditions described above are for the exclusive benefit of Lucid and may be asserted by Lucid regardless of the circumstances, and such conditions may be waived by Lucid in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Lucid may have.

21.	Notice and Effect of Failure to Comply with Conditions.

Each of Lucid and FSD (on its own behalf and on behalf of Subco) shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder provided, however, that no such notification will affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties hereunder.

22.	Amendment.

This Agreement may at any time and from time to time be amended by written agreement of the parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the parties hereto;
(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants contained herein and waive or modify performance of any of the obligations of the parties hereto; or
(d)	waive compliance with or modify any other conditions precedent contained herein;
provided that no such amendment shall change the provisions hereof regarding the consideration to be received by Lucid Shareholders for their Lucid Shares without approval by the shareholders of Lucid given in the same manner as required for the approval of the Amalgamation.

23.	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

24.	Termination.
(a)	This Agreement may be terminated at any time prior to the Effective Time:
(i)	by mutual written agreement of the Parties;
(ii)	by either Lucid or FSD, if:
(A)
the Effective Time does not occur on or before the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Subsection 24(a)(ii)(A) if the failure of the Effective Time to occur on or before the Outside Date has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(B)
after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes consummation of the Amalgamation illegal or otherwise prohibits or enjoins Lucid or FSD from consummating the Amalgamation, provided the Party seeking to terminate this Agreement pursuant to this Section 24(a)(ii)(B) has used its commercially reasonable efforts (taking into account the jurisdiction in which such Law is enacted, made, enforced or amended, as applicable) to (to the extent within its control), as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(C)
the Lucid Shareholder Approval is not obtained at the Lucid Meeting, provided that a Party may not terminate this Agreement pursuant to this Subsection 24(a)(ii)(C) if the failure to obtain the Lucid Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)	by FSD, if:

(A)
the Lucid Board fails to unanimously recommend, or withdraws, amends, modifies or qualifies in a manner adverse to FSD, or publicly proposes or states its intention to do any of the foregoing, or fails to publicly reaffirm (without qualification) its recommendation of the Amalgamation within five Business Days of being requested to do so by FSD, or takes any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Lucid Board does not support the Amalgamation and this Agreement or does not believe that the Amalgamation and this Agreement are in the best interests of Lucid Shareholders or the Company breaches Section 12 in any material respect;

(B)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Lucid under this Agreement occurs that would cause any condition in Section 11  [Covenants of Lucid] or Section 16 [Lucid Representations and Warranties] not to be satisfied, and such breach or failure is incapable of being cured or is not cured to the satisfaction of FSD  within five Business Days of the date on which notice of such breach is delivered to Lucid (it being agreed that any wilful breach will be deemed to be incapable of being cured), provided, however, that the FSD is not then in breach of this Agreement so as to cause any condition in Section 18 [General Conditions Precedent] or Section 20 [Conditions to Obligations of Lucid] not to be satisfied; or

(C)	on or after the date of this Agreement, a Lucid Material Adverse Effect occurs;
(iv)	by Lucid, if
(A)
prior to obtaining the Lucid Shareholder Approval, the Lucid Board authorizes Lucid to enter into a written agreement (other than a confidentiality agreement permitted by, and entered into in accordance with, Section 12 with respect to a Superior Proposal, provided that Lucid is then in compliance with Section 12 and prior to or concurrently with such termination Lucid pays the Termination Fee in accordance with Section 26;

(B)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of FSD under this Agreement occurs that would cause any condition in Section 13 [Covenants of FSD], Section 14 [Covenants of Subco], Section 15 [Representations and Warranties of FSD] or Section 17 [Representations and Warranties of Subco] not to be satisfied, and such breach or failure is incapable of being cured or is not cured to the satisfaction of Lucid within five Business Days of the date on which notice of such breach is delivered to FSD (it being agreed that any wilful breach will be deemed to be incapable of being cured), provided, however, that Lucid is not then in breach of this Agreement so as to cause any condition Section 18 [General Conditions Precedent] or Section 19 [Conditions to Obligations of FSD] not to be satisfied; or

(C)	on or after the date of this Agreement, a FSD Material Adverse Effect occurs.

(b)
The Party desiring to terminate this Agreement pursuant to this Section 24 (other than pursuant to Subsection 24(a)(i) [Mutual Agreement]) shall give notice of such termination to the other Party specifying in reasonable detail the basis for such Party’s exercise of its termination right.

25.	Effect of Termination/Survival

Following the termination of this Agreement in accordance with any of the above provisions, this agreement will terminate but the provisions in Sections 24 (Termination), 26 (Termination Fee),  27 (Expenses and Expense Reimbursement), 30 (Confidentiality), 33 (Public Announcements) and 37 (Governing Law) shall remain binding and enforceable and in full force and effect; provided, for the avoidance of doubt, that no such termination shall affect any liability of the parties for any breach of this Agreement prior to such termination. If this Agreement is terminated pursuant to any provision of this Agreement, the parties shall return or destroy all materials and copies of all materials delivered to Lucid or FSD, as the case may be, or their respective representatives; provided that for the avoidance of doubt the foregoing shall not derogate from or limit the terms and obligations provided for in the Confidentiality Agreement.

26.	Termination Fee
(a)	If a Termination Fee Event occurs, the Company shall pay the Termination Fee to FSD (or as FSD may direct by notice in writing) in accordance with Subsection 26(c).
(b)	For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:
(i)	by FSD pursuant to Subsection 24(a)(ii)(C) [Failure to Obtain Lucid Shareholder Approval];
(ii)	by FSD pursuant to Subsection 24(a)(iii)(A) [Change of Recommendation or Material Breach of Non-Solicit];
(iii)	by Lucid pursuant to Subsection 24(a)(iv)(A) [Superior Proposal]; or
(iv)
by FSD pursuant to Subsection 24(a)(iii)(B) [Breach of Representation, Warranty or Covenant by the Company] due to a wilful breach if prior to such termination, an Acquisition Proposal is proposed, offered, made or publicly announced or otherwise publicly disclosed or any Person publicly announces an intention to do so. For purposes of this Subsection 24(a)(iii), all references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”.

(c)	The Termination Fee shall be paid by Lucid to FSD as follows, by wire transfer of immediately available funds to an account designated by FSD:

(i)	if a Termination Fee Event occurs due to a termination of this Agreement described in Subsection 24(b)(i), within two Business Days of the occurrence of such Termination Fee Event;
(ii)	if a Termination Fee Event occurs due to a termination of this Agreement described in Subsection 24(b)(ii), on or prior to the occurrence of such Termination Fee Event; and
(iii)	if a Termination Fee Event occurs due to a termination of this Agreement described in Subsection 24(b)(iii), on or prior to the consummation of the applicable Acquisition Proposal.
(d)
If Lucid fails to pay the Termination Fee when due pursuant to this Section 26 and, in order to obtain such payment, FSD commences a suit that results in a judgment against Lucid for the Termination Fee, Lucid shall also pay to FSD its costs and expenses (including reasonable fees of counsel) in connection with such suit, together with interest on the Termination Fee at the prime rate of The Bank of Canada  in effect on the date the Termination Fee was required to be made through the date of payment.

(e)
Each of the Parties acknowledges that the agreements contained in this Section 26 are an integral part of the transactions contemplated by this Agreement and that without those agreements the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 26 are payments of liquidated damages which are a genuine pre-estimate of the damages which FSD will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Lucid hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(f)
FSD agrees that the payment of the Termination Fee in the manner provided in this Section 26 is the sole and exclusive monetary remedy of FSD in respect of the event giving rise to such payment and the termination of this Agreement, and following receipt of the Termination Fee, as applicable, FSD shall be entitled to bring or maintain any claim, action or proceeding against Lucid or any of its affiliates arising out of or in connection with this Agreement (or the termination thereof) or the transactions contemplated herein and neither Lucid nor any of its affiliates shall have any further liability with respect to this Agreement or the transactions contemplated hereby to FSD or any of its affiliates; provided, however, that this limitation shall not apply in the event of fraud or a wilful breach by Lucid of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and any liability therefore shall not be affected by termination of this Agreement or any payment of the Termination Fee). For the avoidance of doubt, in no event shall Lucid be obligated to pay the Termination Fee on more than one occasion.

(g)
Prior to the termination of this Agreement, the terms of this Section 26 will not preclude FSD from seeking injunctive relief to restrain any breach or threatened breach by Lucid of the covenants or agreements set forth in this Agreement, or otherwise obtain specific performance of any of such acts, covenants or agreements in accordance with Section 28.

27.	Expenses and Expense Reimbursement
Except as otherwise provided herein, all out-of-pocket third-party transaction expenses incurred in connection with this Agreement and the Amalgamation, including all costs, expenses and fees of Lucid or FSD incurred prior to or after the Effective Date in connection with, or incidental to, the Amalgamation, shall be paid by the Party incurring such expenses, whether or not the Amalgamation is consummated.

28.	Equitable Remedies.

Each party acknowledges and agrees that (a) a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties for which monetary damages would not be an adequate remedy, and (b) if a breach or a threatened breach by such party of any such obligations occurs, the other parties hereto will, in addition to any and all other rights and remedies that may be available to such parties at law, at equity, or otherwise in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction, without any requirement to (i) post a bond or other security, or (ii) prove actual damages or that monetary damages will not afford an adequate remedy. Each party agrees that such party shall not oppose or otherwise challenge the appropriateness of equitable relief or the entry by a court of competent jurisdiction of an order granting equitable relief, in either case, consistent with the terms of this Section 28.

29.	Binding Effect.

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

30.	Confidentiality.

The parties acknowledge and agree that the confidentiality and non-disclosure agreement between FSD and Lucid dated November 17, 2020 (the “Confidentiality Agreement”) shall continue in full force and effect and be binding on the parties thereto until the Effective Time and that the Confidentiality Agreement shall survive any termination of this Agreement and continue to be in full force and effect and binding on the parties thereto in accordance with its terms.

31.	Entire Agreement.

This Agreement, the Amalgamation Agreement, the Confidentiality Agreement, the Voting and Support Agreements and the Lock-Up Agreements and any ancillary documents delivered by the parties pursuant to this Agreement or the Amalgamation Agreement constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

32.	Assignment.

No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of each of the other parties.

33.	Public Announcements.

Notwithstanding any other provision hereof, no party to this Agreement shall make any public disclosure or press release in connection with the Amalgamation or other matters contemplated hereby without prior written consent of FSD and Lucid, provided however that this Section 33 shall not be interpreted so as to prohibit any party from complying with its timely disclosure and other obligations under Applicable Laws.

34.	Further Assurances.

Each of the parties hereto agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

35.	Notice.

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or by electronic mail and addressed:

(a)	if to Lucid:
1 Adelaide Street East, Suite 801
Toronto, Ontario  M5C 2V9

Attention: Lakshmi Kotra
Email: lpk@lucidpsycheceuticals.com

(b)	if to FSD or Subco:
199 Bay Street
Toronto, ON M5L 1A9

Attention: Anthony Durkacz, Co- Executive Chair
Email: adurkacz@fsdpharma.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by email, on the Business Day following the date of transmission of the email. A party may change its address for notice from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to such party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

36.	Time of Essence.

Time shall be of the essence of this Agreement.

37.	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

38.	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any provision is illegal, invalid or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

39.	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF this Master Agreement has been duly executed by the parties hereto as of the date first written above.

FSD PHARMA INC.

By:	/s/ Anthony Durkacz
	Name:	Anthony Durkacz
	Title:	Co-Executive Chair

2861435 ONTARIO INC.

By:	/s/ Zeeshan Saeed
	Name:	Zeeshan Saeed
	Title:	President

LUCID PSYCHECEUTICALS INC.

By:	/s/ Lakshmi P Kotra
	Name:	Dr. Lakshmi P Kotra
	Title:	Chief Executive Officer

[Signature page to the Master Agreement]

IN WITNESS WHEREOF this Master Agreement has been duly executed by the parties hereto as of the date first written above.

FSD PHARMA INC.

By:	/s/ Anthony Durkacz
	Name:	Anthony Durkacz
	Title:	Co-Executive Chair

2861435 ONTARIO INC.

By:	/s/ Zeeshan Saeed
	Name:	Zeeshan Saeed
	Title:	President

LUCID PSYCHECEUTICALS INC.

By:	/s/ Lakshmi P Kotra
	Name:	Dr. Lakshmi P Kotra
	Title:	Chief Executive Officer

[Signature page to the Master Agreement]

Schedule “A”
AMALGAMATION AGREEMENT

See attached.

AMALGAMATION AGREEMENT

THIS AGREEMENT made as of the ___ day of ____________, 2021

AMONG:

FSD PHARMA INC.
a corporation organized under the laws of the Province of Ontario
(“FSD”)

- and -

2861435 ONTARIO INC.
a corporation organized under the laws of the Province of Ontario
(“Subco”)

- and -

LUCID PSYCHECEUTICALS INC.
a corporation organized under the laws of the Province of Ontario
(“Lucid”)

RECITALS:

A.	FSD, Subco and Lucid have entered into a master agreement dated as of August 24, 2021 pursuant to which the parties thereto have agreed to a business combination transaction (the “Master Agreement”).

B.	It is desirable for Subco and Lucid to amalgamate (the “Amalgamation”) under the OBCA (as hereinafter defined) upon the terms and conditions hereinafter set out.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto do hereby agree as follows:

1.	Interpretation

In this Agreement including the recitals:

“Agreement” means this agreement and any amendment made to this Agreement;

“Amalco” means the corporation resulting from the Amalgamation and continuing the corporate existence of the Amalgamating Corporations;

“Amalco Shares” means the common shares in the capital of Amalco;

“Amalgamating Corporation” means each of Subco and Lucid and “Amalgamating Corporations” means both of them;

“Amalgamation” means the amalgamation of the Amalgamating Corporations pursuant to the provisions of section 174 of the OBCA in the manner contemplated in and pursuant to this Agreement;

“Business Day” means a day other than a Saturday, Sunday or a civic or statutory holiday in the City of Toronto, Ontario;

“Certificate of Amalgamation” means the certificate of amalgamation to be issued by the Director in respect of the Amalgamation;

“Director” means the director appointed under section 278 of the OBCA;

“Effective Date” means the date shown on the Certificate of Amalgamation;

“Effective Time” has the meaning ascribed thereto in Section 9;

“Exchange Ratio” means 0.0412 FSD Shares for each one Lucid Share, subject to adjustment pursuant to Section 4(a)(ii) of the Master Agreement;

“FSD Shares” means Class B subordinate voting shares in the capital of FSD.

“Governmental Authority” means (i) any international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any stock exchange, and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

“Lock-Up Agreements” has the meaning ascribed thereto in the Master Agreement;

“Lucid Locked-Up Shareholders” has the meaning ascribed thereto in the Master Agreement;

“Lucid Shareholder” means a registered holder of Lucid Shares, from time to time, and “Lucid Shareholders” means all of such holders;

“Lucid Shares” means common shares in the capital of Lucid;

“Lucid Warrants” means the outstanding warrants of Lucid to acquire the same Lucid Shares;

“Master Agreement” has the meaning ascribed thereto in the recitals to this Agreement;

“OBCA” means the Business Corporations Act (Ontario), as the same has been and may hereafter from time to time be amended;

“Paid-up Capital” means paid-up capital within the meaning of subsection 89(1) of the Income Tax Act (Canada);

“Parties” means FSD, Subco and Lucid;

“Person” includes any individual, sole proprietorship, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, union, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Subco Shares” means the issued and outstanding common shares in the capital of Subco;

“U.S. Person” has the meaning set forth in Rule 902(k) of Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder; and

2.	Paramountcy

In the event of any conflict between the provisions of this Agreement and the provisions of the Master Agreement, the provisions of the Master Agreement shall prevail.

3.	Agreement to Amalgamate

Each of the Parties hereby agrees to the Amalgamation. The Amalgamating Corporations shall amalgamate to continue as Amalco on the terms and conditions set out in this Agreement.

4.	Amalgamation Events

The Parties shall cause the Articles of Amalgamation to be filed pursuant to section 178 of the OBCA to effect the Amalgamation. Under the Amalgamation at the Effective Time:

(a)	Lucid and Subco will amalgamate and continue as Amalco under the name “Lucid Psycheceuticals Inc.”;
(b)
each of the Lucid Shares issued and outstanding immediately prior to the Effective Time shall be exchanged by the holders thereof for FSD Shares based on the Exchange Ratio, being 0.0412 FSD Shares for each Lucid Share, subject to adjustment pursuant to Section 4(a)(ii) of the Master Agreement, following which such Lucid Shares shall be cancelled;

(c)	each of the Subco Shares issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable Amalco Share;
(d)
as consideration for the issuance of the FSD Shares to effect the Amalgamation, FSD shall receive and Amalco shall issue to FSD one fully paid and non-assessable Amalco Share for each FSD Share issued to the former holders of Lucid Shares; and

(e)	Amalco will be a wholly-owned subsidiary of FSD.
5.	Effect of the Amalgamation

Under the Amalgamation at the Effective Time:

(a)	the Amalgamating Corporations shall cease to exist as entities separate from Amalco;

(b)
Amalco shall possess all the property, rights, privileges and franchises and shall be subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the Amalgamating Corporations;

(c)	a conviction against, or ruling, order or judgment in favour or against an Amalgamating Corporation may be enforced by or against Amalco;
(d)
Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Corporation before the Amalgamation has become effective; and

(e)
except for the purposes specified in the OBCA, Amalco’s articles of amalgamation shall be deemed to be its articles of incorporation and the Certificate of Amalgamation shall be deemed to be Amalco’s certificate of incorporation.

6.	Amalgamation Related Events

The Parties hereby acknowledge:

(a)
that at the Effective Time, in connection with the Amalgamation, each issued and outstanding Lucid Option shall become exercisable in accordance with its adjustment terms to acquire FSD Shares in lieu of a Lucid Share, on substantially the same terms, for a number of FSD Shares that is equal to the Exchange Ratio and for an exercise price per FSD Share equal to the exercise price per Lucid Share of the Lucid Option divided by the Exchange Ratio;

(b)
that each Lucid Option shall continue to be governed by and be subject to the terms and conditions of the applicable certificate of Lucid, as the same may be amended or supplemented, evidencing its issuance and setting forth its terms and conditions;

(c)
that at the Effective Time, in connection with the Amalgamation, each issued and outstanding Lucid Warrant shall become exercisable in accordance with its adjustment terms to acquire FSD Shares in lieu of a Lucid Share, on substantially the same terms, for a number of FSD Shares that is equal to the Exchange Ratio and for an exercise price per FSD Share equal to the exercise price per Lucid Share of the Lucid Warrant divided by the Exchange Ratio; and

(d)
that each Lucid Warrant shall continue to be governed by and be subject to the terms and conditions of the applicable certificate of Lucid, as the same may be amended or supplemented, evidencing its issuance and setting forth its terms and conditions.

7.	Delivery of Securities Following Amalgamation
(a)
Subject to the receipt by FSD of the certificate or other confirmation, together with any supporting information as reasonably requested by FSD, as set forth in Subsection 8(c) of the Master Agreement, as soon as practicable but in any event within the later of five Business Days of the Effective Date and receipt of such documentation, FSD shall issue or cause to be issued a certificate(s) or DRS statement(s) representing, or other evidence of, the FSD Shares that each former Lucid Shareholder is entitled to receive under the Amalgamation.

(b)
Share certificates or other evidence that, immediately prior to the Effective Time, represented outstanding Lucid Shares shall, immediately after completion of the Amalgamation pursuant to this Agreement at the Effective Time, cease to represent any claim upon or interest in Lucid or Amalco other than the right to receive the FSD Shares issuable for the Lucid Shares represented by such certificates or other evidence in accordance with Subsection 3(b) of this Agreement.

8.	Fractional Shares and Deduction and Withholding Rights.
(a)
No fractional FSD Shares will be issuable to Lucid Shareholders pursuant to the Amalgamation, and no cash payment or other form of consideration will be payable in lieu thereof. Any such fractional FSD Share interest to which a Lucid Shareholder would otherwise be entitled pursuant to the Amalgamation will be rounded down to the nearest whole FSD Share, in the event that the former holder of Lucid Shares is entitled to receive a fractional FSD Share.

(b)
The Parties agree that FSD, Lucid and Subco shall be entitled to deduct or withhold from any amounts payable to any Lucid Shareholder or any other Person, pursuant to the Amalgamation, such amounts (whether in cash, Lucid Shares, FSD Shares or otherwise) as FSD, Lucid or Subco reasonably determines it is required to deduct or withhold with respect to such payment under any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to the holders of FSD Shares, Lucid Shares or other applicable securities in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are timely remitted to the appropriate Governmental Authority. Any of FSD, Lucid or Subco is hereby authorized to sell or otherwise dispose of any share consideration as is necessary to provide sufficient funds to FSD, Lucid or Subco, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of FSD, Lucid or Subco shall be liable to any Person for any deficiency in respect of any proceeds received, and FSD, Lucid or Subco, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

9.	Filing of Articles of Amalgamation

Subject to the terms and conditions of the Master Agreement, if this Agreement is adopted by each of the Amalgamating Corporations as required by the OBCA, the Amalgamating Corporations agree that they will, jointly and together, file with the Director, agreed upon Articles of Amalgamation in the form prescribed under the OBCA.

10.	Effective Time

The Amalgamation shall take effect and go into operation at 12:01 a.m. (EST) on the Effective Date of the Articles of Amalgamation (the “Effective Time”), if this Agreement has been adopted as required by law and all necessary filings have been made with the Director before that time, or at such later time, or time and date, as may be determined by the directors or by special resolutions of the Amalgamating Corporations when this Agreement shall have been adopted as required by law.

11.	Registered Office

The registered office of Amalco shall be 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9.

12.	Activities

There will be no restrictions on the business which Amalco is authorized to carry on or on the powers that Amalco may exercise. The directors of Amalco shall be authorized to borrow money on the credit of Amalco.

13.	Authorized Capital

The authorized capital of Amalco shall consist of an unlimited number of common shares without nominal or par value.

14.	Capital

The amount to be added to the stated capital in respect of the Amalco Shares issuable by Amalco pursuant to Subsections 3(c) and 3(d) of this Agreement shall be the aggregate of: (a) the Paid-up Capital, determined before the Effective Time, of the Subco Shares converted into Amalco Shares pursuant to Subsection 3(c); and (b) the Paid-up Capital, determined before the Effective Time, of all of the issued and outstanding Lucid Shares immediately prior to the Effective Time.

15.	Restrictions on Transfer

The right to transfer Amalco Shares shall be restricted as set out in Section 15.

16.	Other Provisions

The transfer of securities of Amalco shall be restricted in that no securityholder shall be entitled to transfer any such security or securities without either:

(a)
the approval of the directors of Amalco expressed by a resolution passed by a majority of the directors at a meeting of the board of directors or by an instrument or instruments in writing signed by all of the directors; or

(b)
the approval of the holders of at least a majority of the shares of Amalco entitling the holders thereof to vote in all circumstances (other than holders of shares who are entitled to vote separately as a class) for the time being outstanding expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by a majority of the holders of such shares.

17.	By-Laws

The by-laws of Amalco, until repealed, amended or altered, shall, to the extent not inconsistent with this Agreement, be the by-laws of Subco in effect prior to the Effective Time on the Effective Date, a copy of which may be examined at 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9.

18.	Number of Directors

The board of directors of Amalco shall, until otherwise changed in accordance with the OBCA or the articles of Amalco, consist of a minimum number of one and a maximum number of ten directors and the board of directors shall have the power to determine the number of directors.

19.	Initial Directors

The first directors of Amalco shall be the persons whose names and prescribed addresses appear below:

Name	Prescribed Address

Lakshmi Kotra	199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9
Anthony Durkacz	199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9
Zeeshan Saeed	199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9

Subject to the terms and conditions of the Master Agreement, the above directors will hold office from the Effective Date until the first annual meeting of shareholders of Amalco or until their respective successor is elected or appointed.

20.	Initial Officers

Until changed, the officers of Amalco shall be:

Name	Prescribed Address	Position Held

Lakshmi Kotra	199 Bay Street, Suite 4000 Toronto, Ontario, M5L 1A9	Chief Executive Officer
Nathan Coyle	199 Bay Street, Suite 4000 Toronto, Ontario, M5L 1A9	Corporate Secretary

21.	Termination

This Agreement may be terminated by the board of directors of an Amalgamating Corporation, notwithstanding the approval of this Agreement by the shareholders of either or both of the Amalgamating Corporations, at any time prior to the issuance of the Certificate of Amalgamation and following the termination of the Master Agreement, without, except as provided in the Master Agreement, any recourse by any Party hereto or any of their shareholders or other Persons.

22.	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

23.	Further Assurances

Each of the Parties agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

24.	Time of the Essence

Time shall be of the essence of this Agreement.

25.	Financial Year End

Until otherwise determined by resolution of the board of directors of Amalco, the financial year of Amalco shall end on the last day of December in each year.

26.	Amendments

This Agreement may only be amended or otherwise modified by written agreement executed by the Parties.

27.	Counterparts

This Agreement may be signed in counterparts (including counterparts by facsimile or other electronic transmission), and all such signed counterparts, when taken together, shall constitute one and the same agreement, effective as of the date first set forth above.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have executed this Agreement.

FSD PHARMA INC.

By:
Name:
Title:

2861435 ONTARIO INC.

By:
Name:
Title:

LUCID PSYCHECEUTICALSINC.

By:
Name:
Title:

Schedule “B”
FORM OF LOCK-UP AGREEMENT

See attached.

INDEMNIFICATION AND LOCK-UP AGREEMENT

August ___, 2021

FSD Pharma Inc. (“FSD”)
2861435 Ontario Inc (“Acquireco”)
Lucid Psycheceuticals Inc. (“Lucid”)
ILace Therapeutics International Inc. (“ILace”)
Kotra Trust (“Kotra Trust”)
Lakshmi Kotra (“Kotra”, and collectively with ILace and Kotra Trust, “Kotra Parties”)
Tiziana Romano (“Tiziana”)
Dia International Inc. (“Dia”)
Joseph Romano (“Romano”, and collectively with Tiziana and Dia, “Romano Parties”)

Re:            Acquisition Shares Indemnification and Lock-up Agreement

Each of the Kotra Parties and Romano Parties (each a “Securityholder” and together the “Securityholders”) understands that FSD and Acquireco (together, the “Purchasers”), among others, have entered into a master agreement (the “Definitive Agreement”) in connection with the acquisition of Lucid by the Purchasers (the “Acquisition”) and that it is a condition to the completion of the Acquisition that the Securityholders enter into this Indemnification and Lock-Up Agreement.

All capitalized terms used in this Indemnification and Lock-Up Agreement and not otherwise defined shall have the meaning given to them in the Definitive Agreement.

1.            In consideration of the benefit that the Acquisition will confer upon the Securityholders, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Securityholders hereby agrees to indemnify and hold harmless the Purchasers on the terms and conditions set forth in this Indemnification and Lock-Up Agreement.

2.            For the purposes of this Indemnification and Lock-Up Agreement, all provisions of the Definitive Agreement, shall not merge on Closing of the transactions contemplated in the Definitive Agreement but shall survive the execution and delivery of the Definitive Agreement and performance of the obligations provided for therein, the Closing and the execution and delivery of any other agreements, certificates and instruments delivered pursuant to the Definitive Agreement.

3.            Each of the Securityholders, severally and not jointly and severally, hereby indemnifies and holds harmless each of the Purchasers and their respective Affiliates and the directors, officers, employees and shareholders of each of them (the “Purchasers’ Indemnified Parties”), and will reimburse them for, any Damages arising from, in connection with or related in any manner whatsoever to:

(a)	any incorrectness in or breach of any representation or warranty of Lucid contained in the Definitive Agreement; and
(b)	any breach or any non-fulfilment of any covenant or agreement on the part of Lucid contained in the Definitive Agreement, which was not waived prior to Closing by the Purchasers.
For greater certainty and without limiting the generality of the provisions of Sections 3(a) and (b), the indemnity provided for in Section 3(b) shall extend to any Damages arising from any act, omission or state of facts that occurred or existed prior to the Closing Time, and whether or not disclosed in any Schedule to the Definitive Agreement.  The rights to indemnification of the Purchasers’ Indemnified Parties under Section 3 shall apply notwithstanding any inspection or inquiries made by or on behalf of any of the Purchasers’ Indemnified Parties, or any knowledge acquired or capable of being acquired by any of the Purchasers’ Indemnified Parties or facts actually known to any of the Purchasers’ Indemnified Parties (whether before or after the execution and delivery of this Indemnification and Lock-Up Agreement and whether before or after Closing). The waiver of any condition based upon the accuracy of any representation and warranty or the performance of any covenant shall not affect the right to indemnification, reimbursement or other remedy based upon such representation, warranty or covenant.

4.            “Damages” means , whether or not involving a Third Party Claim, any loss, cost, liability, claim, interest, fine, penalty, assessment, taxes, damages available at law or in equity (including incidental, consequential, special, aggravated, exemplary or punitive damages), expense (including consultant’s and expert’s fees and expenses and reasonable costs, fees and expenses of legal counsel on a full indemnity basis, without reduction for tariff rates or similar reductions and reasonable costs, fees and expenses of investigation, defence or settlement) or diminution in value

5.            If a Purchaser Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under Section 3, the Purchaser Indemnified Party shall promptly give written notice thereof (a “Claim Notice”) to the Securityholders.  The Claim Notice shall specify whether the potential Damages arise as a result of a claim by a Person against the Purchaser Indemnified Party (a “Third Party Claim”) or whether the potential Damages arise as a result of a claim directly by the Purchaser Indemnified Party against the Securityholders (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available), the factual basis for the Direct Claim or Third Party Claim, as the case may be, and the amount of the potential Damages arising therefrom, if known.

6.            If, through the fault of the Purchaser Indemnified Party, the Securityholders do not receive a Claim Notice in time effectively to contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage, then the liability of the Securityholders to the Purchaser Indemnified Parties under this Indemnification and Lock-Up Agreement shall be reduced only to the extent that Damages are actually incurred by the Securityholders resulting from the Purchaser Indemnified Party’s failure to give the Claim Notice on a timely basis.  Nothing in this Section 6 shall be construed to affect the time within which a Claim Notice must be delivered pursuant to Section 5 in order to permit recovery pursuant to Section 3.

7.            No Damages may be recovered from the Securityholders pursuant to Section 3(a) unless (subject to the fraud exception below) a Claim Notice is delivered by the Purchasers on or before the date that is eighteen months provided, however, that in the event of fraud relating to a representation and warranty of Lucid in the Definitive is Agreement, then notwithstanding the foregoing time limitations, the Purchasers’ Indemnified Parties shall be entitled to deliver a Claim Notice at any time for purposes of such a claim.  Unless (subject to the fraud exception above) a Claim Notice has been given in accordance with the timing set out herein, the Securityholders shall be released eighteen-month, from all obligations to indemnify the Purchasers’ Indemnified Parties under this Indemnification and Lock-Up Agreement.

8.            No Damages may be recovered from the Securityholders pursuant to Section 3(a) unless and until the accumulated aggregate amount of Damages of the Purchasers’ Indemnified Parties exceeds $100,000, in which event the accumulated aggregate amount of all such Damages may be recovered. Such limitation shall have no application to any claim to recover Damages based on indemnities in Section 3(b). The maximum aggregate liability of the Securityholders shall not exceed the total value of the FSD Shares issued to the Securityholders in connection with the Amalgamation. The liability of the Securityholders shall be several and not joint and several and for each of them. In the case of Kotra Parties, they shall be liable for 45.79% of the amount of any Damages for which indemnification is payable under this Agreement and, in the case of Romano Parties, they shall be liable for 29.21% of the amount of any Damages for which indemnification is payable under this Agreement. The amount of any indemnification payable under this Agreement shall be satisfied only by the delivery of FSD Shares for cancellation. For greater certainty, no amount of cash shall be payable to satisfy any indemnification obligation of the Securityholders hereunder. For the purposes of determining the number of FSD Shares to be delivered in satisfaction of any indemnification amount owing under this Agreement, FSD Shares shall be deemed to be the greater of (i) the same value as they did in the Amalgamation; and (ii) the deemed price at the time the Claim Notice is issued.

9.            Notwithstanding the provisions of the Limitations Act, 2002 (Ontario) or any other statute, a Purchaser Indemnified Party may commence a proceeding in respect of Damages arising from any incorrectness in or breach of any representation and warranty of Lucid as referred to in a Claim Notice delivered within the time periods stipulated in Section 5 at any time on or before the later of:

(a)	the second anniversary of the last date upon which such Claim Notice is permitted to be delivered under Section 5; and
(b)	the expiry of the limitation period otherwise applicable to such claim, and any applicable limitation period is hereby so extended to the full extent permitted by law.

10.            The limitation period applicable to any proceeding relating to a claim referred to in a Claim Notice in respect of any matter in Section 3(b) shall be solely as prescribed in sections 15-17 of the Limitations Act, 2002 (Ontario) and any other limitation period in respect of such claim (including that provided for in section 4 of the Limitations Act, 2002 (Ontario)) is extended accordingly.

11.            For greater certainty, for the purpose only of calculating the amount of Damages under this Indemnification and Lock-Up Agreement, the representations and warranties of Lucid contained in The Definitive Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement shall be deemed to have been made without qualifications as to materiality where the words or phrases “material”, “immaterial”, “in all material respects” or words or phrases of similar import are used, such that the amount of Damages payable to an Indemnified Party is not subject to any deduction in respect of amounts below the level of materiality stated in the relevant representation and warranty.  Further, the calculation of such amount shall not be affected by any inspection or inquiries made by or on behalf of the Party entitled to be indemnified under this Agreement.

12.            FSD hereby accepts each indemnity in favour of each of the Purchasers’ Indemnified Parties who are not Parties as agent and trustee of such Persons.  FSD may enforce an indemnity in favour of any of the Purchasers’ Indemnified Parties on behalf of each such Persons.

13.            In the case of a Direct Claim, the Securityholders shall have 60 days from receipt of a Claim Notice in respect thereof within which to make such investigation as they consider necessary or desirable.  For the purpose of such investigation, the Purchasers shall make available to the Securityholders the information relied upon by the Purchasers’ Indemnified Party to substantiate its right to be indemnified under this Agreement, together with all such other information as the Securityholders may reasonably request.  If the Parties fail to agree at or before the expiration of such 60 day period (or any mutually agreed upon extension thereof), the Purchasers shall be free to pursue such remedies as may be available to it.

14.            In the event a Claim Notice is delivered with respect to a Third Party Claim, the Securityholders shall have the right, at their expense, to participate in but not control the negotiation, settlement or defence of the Third Party Claim, which control shall rest at all times with the Purchasers. The Purchasers shall have the exclusive right to contest, settle or pay the amount claimed and the Securityholders shall be bound by the results obtained by the Purchasers with respect to such Third Party Claim.

15.            Each of the Securityholders agrees not to, directly or indirectly, offer, sell, contract to sell, loan, hypothecate, pledge, grant or sell any option for the purchase of, or otherwise dispose of or transfer any securities of Lucid (collectively, along with any securities resulting from any reconstitution, conversion, exercise or exchange of such securities of Lucid prior to completion of the Acquisition, the “Subject Securities”), held of record or beneficially by the Securityholder as of the date hereof, or any FSD Shares that may be issued by FSD pursuant to the Acquisition to the Securityholder in exchange for the Subject Securities held of record or beneficially by the Securityholder immediately prior to the completion of the Acquisition, as any such shares of FSD may be reconstituted, consolidated, converted or otherwise modified (collectively, the “Acquisition Shares”), or make any short sale of, engage in any hedging transaction with respect to, or enter into any swap, forward or other transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of such Subject Securities or the Acquisition Shares (regardless of whether such transaction or arrangement is settled by the delivery of Acquisition Shares, other securities of FSD, of Lucid or of another person, cash or otherwise) or agree to or publicly announce any intention to do any of the foregoing, without the prior written consent of FSD, any such consent to be at the sole discretion of FSD, for a period commencing as of the date hereof and ending on the date that is eighteen (18) months following the completion date of the Acquisition (the completion date of the Acquisition is herein referred to as the “Effective Date”), subject to the exceptions set forth below.

16.            The foregoing restrictions and covenants in Section 15 shall cease to apply to the following number of Acquisition Shares effective as of the following dates (each, a “Release Date”) (rounded down in each case to the nearest whole number):

Release Date	Percentage of Acquisition Shares to be Released
Effective Date	20.00% (the “Exempt Acquisition Shares”)
6 months following the Effective Date	20%
12 months following the Effective Date	20%
18 months following the Effective Date	40%

17.            The foregoing restrictions and covenants in Section 15 shall not apply to (a) transfers to affiliated entities of the Securityholder, any family members of the Securityholder, or any company, trust or other entity owned by or maintained for the benefit of the Securityholder, (b) transfers occurring by operation of law, provided, in each case in respect of (a) and (b), that any transferee shall first execute and deliver to FSD an Indemnification and Lock-Up Agreement in substantially the form hereof, as approved by FSD prior to the execution and delivery thereof to FSD, as a condition to completion of any such transfer without the consent of FSD, (c) transactions completed by the Securityholder pursuant to the Acquisition, and (d) transfers made by the Securityholder pursuant to a bona fide take-over bid, arrangement or similar transaction involving a change of control of FSD made generally to or involving all holders of equity securities of FSD after the Effective Date, provided that in the event the take-over bid or acquisition transaction is not completed in respect of the Acquisition Shares, the Securityholder and the Acquisition Shares shall remain subject to the restrictions and covenants contained in Section 15.

18.            The indemnification obligations contained in this Agreement shall survive the release of Acquisition Shares from the restrictions set forth in Section 15, but following the one year anniversary of the Effective Date the Securityholders’ obligations to satisfy the indemnification obligations shall be limited to the Acquisition Shares remaining restricted at the time a Claim Notice is issued.

19.            The Securityholder hereby agrees and covenants to execute and deliver any supplementary documentation requested by either Purchaser reflecting restrictions and covenants binding on the Securityholder that are substantially consistent with this Indemnification and Lock-Up Agreement.

20.            The Securityholder hereby acknowledges and agrees that either Purchaser, at its discretion, may place restrictive legends on any of the Acquisition Shares, other than the Exempt Acquisition Shares, to evidence the restrictions and covenants contained in this Indemnification and Lock-Up Agreement without any further act or approval on the part of the Securityholder. The Securityholder hereby agrees and consents to the entry of stop transfer restrictions with FSD’s transfer agent and registrar, or the equivalent, against the disposition or transfer of the Acquisition Shares contrary to the provisions of this Indemnification and Lock-Up Agreement without any further act or approval on the part of the Securityholder.

21.            The Securityholder hereby represents and warrants that the Securityholder has power and authority to enter into this Indemnification and Lock-Up Agreement, that it has good and marketable title to the securities of Lucid held of record or beneficially by the Securityholder as of the date hereof and that it shall have good and marketable title to the Acquisition Shares upon completion of the Acquisition and understands that the Purchasers are relying upon this Indemnification and Lock-Up Agreement in proceeding towards consummation of the Acquisition. The Securityholder further understands that this Indemnification and Lock-Up Agreement shall be binding upon the Securityholder’s legal representatives, heirs, successors, and permitted assigns, and shall enure to the benefit of the Purchasers and their legal representatives, successors and assigns and shall survive the death, disability, incapacity, dissolution, winding-up or amalgamation of the Securityholder.

22.            This Indemnification and Lock-Up Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein and may be executed by facsimile or PDF signature and as so executed shall constitute an original.

[Signature Page Follows]

Very truly yours,

By:

Print Name of Securityholder:

Name/Title of Representative:

Address of Securityholder:

Schedule “C”
FORM OF VOTING AND SUPPORT AGREEMENT

See attached.

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of the _____ day of August, 2021.

B E T W E E N:

________________________________[1]

A corporation organized under the laws of the Province of Ontario
(“Acquiror”)

– and –

________________________________ (the “Securityholder”)

[Please print name of securityholder]

RECITALS:

1.	The Securityholder is the registered and/or beneficial owner of, or exercises control or direction over, the number of issued and outstanding Company Shares (as defined herein) set forth on Schedule A.

2.	The Securityholder is the registered and/or beneficial owner of, or exercises control or direction over, the number of Company Options, and Company Warrants (each, as defined herein) set forth on Schedule A.

3.	This Agreement sets out the terms and conditions of the agreement of the Securityholder, among other things: (a) to abide by the voting covenants in respect of the Securityholder’s Securities (as defined herein), (b) to not sell, transfer or pledge the Securityholder’s Securities, and (c) to not solicit, initiate, knowingly encourage or otherwise facilitate an Acquisition Proposal (as defined herein).

4.	This Agreement sets out the terms and conditions of the agreement of the Securityholder, among other things: (a) to abide by the voting covenants in respect of the Securityholder’s Securities (as defined herein), (b) to not sell, transfer or pledge the Securityholder’s Securities, and (c) to not solicit, initiate, knowingly encourage or otherwise facilitate an Acquisition Proposal (as defined herein).

5.	The Securityholder acknowledges that Acquiror would not enter into the Definitive Agreement or pursue the transactions contemplated therein but for the execution and delivery of this Agreement by the Securityholder.

1 Legal name of the Acquiror will be inserted once public disclosure has been made regarding the identity of the Acquiror.

NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other consideration (the receipt and sufficiency of which are hereby acknowledged) the Parties hereto agree as follows:

ARTICLE 2
INTERPRETATION

2.1                                               Definitions

 In this Agreement:

“Acquisition Proposal” has the meaning ascribed to such term in the Definitive Agreement.

 “Affiliate” has the meaning ascribed to “affiliate” in the Business Corporations Act (Ontario), as amended.

“Agreement” means this voting support agreement, together with any and all schedules hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, and the expressions “herein”, “hereof”, “hereto”, “above”, “below” and similar expressions refer to this Agreement and, where applicable, to the appropriate schedule or schedules hereto.

“Alternative Transaction” has the meaning ascribed thereto in Section 3.2(j).

“Company Options” means the outstanding options of the Company to purchase Company Shares granted under the stock option plan of the Company.

“Company Shares” means the common shares in the capital of the Company and shall include any shares into which such common shares may be reclassified, subdivided, consolidated or converted and any rights and benefits arising therefrom including any extraordinary distributions of securities which may be declared in respect of the common shares.

“Company Warrants” means the outstanding warrants of the Company to purchase Company Shares issued by the Company.

“Definitive Agreement” means the master agreement between, among others, Acquiror and the Company, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Effective Date” has the meaning ascribed thereto in Section 3.2(a).

“Expiry Date” has the meaning ascribed thereto in Section 3.2(a).

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the Canadian Securities Exchange (the “Exchange”).

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchange), and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

“Parties” means Acquiror and the Securityholder, and “Party” means any one of them.

“Person” includes an individual, sole proprietorship, partnership, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Lucid Material Adverse Effect” has the meaning ascribed to such term in the Definitive Agreement.

“Securityholder’s Convertible Securities” means those Company Options, and Company Warrants in the number set forth on Schedule A, being all of the Company Options, and Company Warrants owned legally or beneficially, either directly or indirectly, by the Securityholder or controlled or directed, either directly or indirectly, by the Securityholder and shall further include any Company Options, Company Warrants and other securities and rights to acquire securities of the Company (other than Company Shares) acquired legally or beneficially or controlled or directed, either directly or indirectly, by the Securityholder after the date hereof.

“Securityholder’s Securities” means, collectively, the Securityholder’s Shares and the Securityholder’s Convertible Securities.

“Securityholder’s Shares” means those Company Shares in the number set forth on Schedule A, being all of the Company Shares owned legally or beneficially, either directly or indirectly, by the Securityholder or over which the Securityholder exercises control or direction, either directly or indirectly, and shall further include any Company Shares issued upon the conversion or vesting of or the exercise by the Securityholder of Company Options, or Company Warrants or otherwise owned legally or beneficially, either directly or indirectly, by the Securityholder or over which the Securityholder exercises control or direction, either directly or indirectly, after the date hereof.

2.2                                                Number and Gender

 In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

2.3                                               Currency

 Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

2.4                                               Interpretation Not Affected by Headings

 The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

2.5                                               Date for any Action

 If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

2.6                                               Governing Law

 This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein, and the Parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

2.7                                               Incorporation of Schedules

 The Schedule attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

 Schedule A – Securityholder’s Securities

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                                               Representations and Warranties of the Securityholder

The Securityholder represents and warrants to Acquiror (and acknowledges that Acquiror is relying on the representations and warranties in completing the transactions contemplated by the Definitive Agreement) that:

(a)
the Securityholder has the legal capacity (including, if such Securityholder is a corporation or other legal entity, due authorization) to execute and deliver this Agreement and to consummate the transactions contemplated hereby;

(b)
this Agreement has been duly executed and delivered by the Securityholder, and, assuming the due authorization, execution and delivery by Acquiror, constitutes a legal, valid and binding obligation of the Securityholder, enforceable in accordance with its terms, subject to bankruptcy, insolvency and other similar laws affecting creditors’ rights generally, and to general principles of equity;

(c)
none of the execution and delivery of this Agreement by the Securityholder, the performance by the Securityholder of its obligations hereunder or the compliance by the Securityholder with any of the provisions hereof will result in any breach of, be in conflict with, constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of any constating or governing documents, by-laws or resolutions of the Securityholder, if applicable, any indenture, contract, agreement, instrument or other document to which the Securityholder is a party or subject, or any judgment, decree, order, statute, rule or regulation applicable to the Securityholder;

(d)
no approval, authorization, consent or order of, and no filing, registration or recording with, any Governmental Entity or other Person is required of the Securityholder as a condition to the execution and delivery or the performance by the Securityholder of its obligations under this Agreement;

(e)
there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Securityholder, threatened against the Securityholder or any of its properties or, in the case of a corporate or other legal entity, any of its officers or directors (in their capacities as such) that, individually or in the aggregate, could impair the Securityholder’s ability to perform its obligations under this Agreement. There is no judgment, decree or order against the Securityholder or, in the case of a corporate or other legal entity, any of its directors or officers (in their capacities as such) that could prevent, enjoin, alter or materially delay the Securityholder from performing its obligations under this Agreement;

(e)
there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Securityholder, threatened against the Securityholder or any of its properties or, in the case of a corporate or other legal entity, any of its officers or directors (in their capacities as such) that, individually or in the aggregate, could impair the Securityholder’s ability to perform its obligations under this Agreement. There is no judgment, decree or order against the Securityholder or, in the case of a corporate or other legal entity, any of its directors or officers (in their capacities as such) that could prevent, enjoin, alter or materially delay the Securityholder from performing its obligations under this Agreement;

(f)
the Securityholder’s Securities are all of the securities or rights to acquire securities of the Company or any of its Affiliates held of record or beneficially owned by the Securityholder or for which the Securityholder has or shares any voting power, power of disposition or other control or direction. Except as set forth on Schedule A, no other securities of the Company or rights to acquire securities of the Company or any of its Affiliates are beneficially owned, held of record or controlled or directed, directly or indirectly, by the Securityholder. The Securityholder has the sole right to vote (or cause to be voted) all the Securityholder’s Securities, and will have the sole right to vote (or cause to be voted) all the Securityholder’s Securities designated as such after the date hereof, at any meeting of the securityholders of the Company and in any action by written consent of the foregoing in accordance with this Agreement;

(g)
no Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, requisition or transfer from the Securityholder of any of the Securityholder’s Securities, or any interest therein or right thereto, except pursuant to this Agreement and the Definitive Agreement; and

(h)
the Securityholder has not previously granted or agreed to grant any ongoing proxy in respect of the Securityholder’s Securities or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, or any agreement to call meetings of shareholders or give consents or approvals in any way affecting the Securityholder’s Securities.

ARTICLE 4
COVENANTS

4.1                                               Covenants of the Securityholder

(a)
The Securityholder hereby covenants and irrevocably agrees in favour of Acquiror that between the date of this Agreement and the earlier of (such earlier date being the “Expiry Date”): (i) the date of termination of this Agreement in accordance with its terms, and (ii) the date on which the last material transaction contemplated by the Definitive Agreement becomes effective (the “Effective Date”), the Securityholder shall not (A) sell, transfer, gift, assign, pledge, hypothecate, encumber or otherwise dispose of any of the Securityholder’s Securities, or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), without having first obtained the prior written consent of Acquiror, which consent shall be at Acquiror’s sole discretion, or (B) other than as set forth herein, grant any proxies or powers of attorney, deposit any Securityholder’s Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to any of the Securityholder’s Securities.

(b)	The Securityholder hereby undertakes from time to time, until the Expiry Date:

(i)
to vote (or cause to be voted) all the Securityholder’s Securities at any meeting of the securityholders of the Company and in any action by written consent of the foregoing (A) in favour of the approval, consent, ratification and adoption of the transactions contemplated by the Definitive Agreement or an Alternative Transaction (and any actions or steps required in furtherance thereof), (B) against any Acquisition Proposal or other merger, reorganization, consolidation, amalgamation, arrangement, business combination, share exchange, liquidation, dissolution, recapitalization, or similar transaction involving the Company (other than the transactions contemplated by the Definitive Agreement or an Alternative Transaction), (C) against any action which might reasonably be regarded as likely to reduce the success of, or delay or interfere with, the completion of the transactions contemplated by the Definitive Agreement or an Alternative Transaction (or any actions or steps reasonably required in furtherance thereof), and (D) against any action that would result in any breach of any representation, warranty or covenant by the Company in the Definitive Agreement or which might reasonably be expected to have a Lucid Material Adverse Effect;

(ii)
without the prior written consent of Acquiror, which consent shall be at Acquiror’s sole discretion, not to requisition or join in the requisition of any meeting of the shareholders or securityholders of the Company for the purpose of considering any resolution;

(iii)
not to make any statements against the transactions contemplated by the Definitive Agreement or any other agreement or transaction involving Acquiror or its Affiliates or any aspect of them and not to bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding or varying such transactions or any aspect thereof;

(iv)	not to do indirectly anything it may not do directly in respect of the restrictions on its rights with respect to the Securityholder’s Securities pursuant to this Section 3.2, including, but not limited to, the sale of any direct or indirect holding company of the Securityholder or the granting of a proxy on the securities of any direct or indirect holding company of the Securityholder which would have, indirectly, the effect prohibited by this Section 3.2;

(v)
if the Securityholder’s Securities are registered in the name of a Person other than the Securityholder or otherwise held other than personally, to cause the direct owner of such securities to perform all covenants of the Securityholder under this Agreement as if such direct owner was the Securityholder; and

(vi)	to generally, work with Acquiror and the Company in order to ensure the success of the transactions contemplated by the Definitive Agreement or an Alternative Transaction (and any actions or steps reasonably required in furtherance thereof).

(c)
The Securityholder shall (i) immediately cease, and will instruct its representatives to immediately cease, and cause to be terminated any existing solicitation, discussion or negotiation, encouragement or activity with any Person (other than Acquiror or any of its representatives) by the Securityholder or any of its representatives with respect to any Acquisition Proposal or any potential Acquisition Proposal whether or not initiated by the Securityholder or its representatives, and (ii) immediately cease to provide any Person (other than Acquiror or any of its representatives) with access to information concerning the Company in respect of any Acquisition Proposal or any potential Acquisition Proposal, and request the return or destruction of all confidential information provided to any Person (other than Acquiror or any of its representatives) that has entered into a confidentiality agreement with the Securityholder relating to any Acquisition Proposal or potential Acquisition Proposal and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(d)
The Securityholder agrees that, until the Expiry Date, neither the Securityholder nor any representative thereof will, directly or indirectly (i) solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of discussion, negotiation, furnishing information or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal, or (ii) engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, an effort or attempt by a Person (other than Acquiror and its representatives) to do or seek to do any of the foregoing regarding any Acquisition Proposal or potential Acquisition Proposal.

(e)
The Securityholder agrees that, until the Expiry Date, the Securityholder will promptly (and in any event within 2 business days) notify Acquiror, at first orally and then in writing, of any proposal, inquiry, offer or request received after the date hereof (i) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal, (ii) for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal, (iii) for representation on the board of directors of the Company, or (iv) any material amendments to any of the foregoing. Such notice shall include the identity of the Person making such proposal, inquiry, offer or request, a description of the terms and conditions thereof and the Securityholder shall provide to Acquiror a copy of any Acquisition Proposal and all written communications, and such details of the proposal, inquiry, offer or request, that Acquiror may reasonably request. The Securityholder agrees that, until the Expiry Date, the Securityholder will keep Acquiror promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all inquiries by Acquiror with respect thereto.

(f)
The Securityholder hereby waives and agrees not to exercise any rights of appraisal or rights of dissent the Securityholder may have that may arise from the transactions contemplated by the Definitive Agreement or an Alternative Transaction (or any actions or steps reasonably required in furtherance thereof).

(g)
The Securityholder agrees to notify Acquiror promptly of the amount of any new Company Shares, Company Options, Company Warrants or other securities or rights to acquire securities of the Company acquired or controlled or directed, either directly or indirectly, by the Securityholder, if any, after the date hereof. Any such securities and rights to acquire securities shall be subject to the terms of this Agreement as though they were Securityholder’s Securities on the date hereof.

(h)	The Securityholder agrees to promptly notify Acquiror upon becoming aware of any Lucid Material Adverse Effect.
(i)	The Securityholder hereby irrevocably consents to:
(i)
details of this Agreement being set out in any information circular, listing statement, other public filing or other document, produced by the Company, Acquiror and/or on their behalf in connection with the transactions contemplated by this Agreement and the Definitive Agreement pursuant to applicable Law; and

(ii)	this Agreement being made publicly available, including by filing by Acquiror on SEDAR.
(j)
If Acquiror concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than pursuant to the Definitive Agreement (including, without limitation, a take-over bid, merger, arrangement, consolidation or acquisition) on economic terms and conditions having consequences to each securityholder of the Company that are equivalent to or better than those contemplated by the Definitive Agreement (any such transaction is referred to as an “Alternative Transaction”), the Securityholder agrees to support the completion of the Alternative Transaction in the same manner as the transactions contemplated by the Definitive Agreement, including, in the case of a take-over bid, by causing all of the Securityholder’s Securities to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and not withdrawing the Securityholder’s Securities from such take-over bid except as expressly otherwise provided in this Agreement. In the event of any proposed Alternative Transaction, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction.

(k)
The Securityholder agrees that, until the Expiry Date, the Securityholder will not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the transactions contemplated by the Definitive Agreement or any Alternative Transaction (or any actions or steps reasonably required in furtherance thereof).

4.2                                               Fiduciary Obligations

 Acquiror agrees and acknowledges that the Securityholder is bound hereunder solely in his, her or its capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Securityholder in his or her capacity as a director or officer, if applicable, of the Company.

ARTICLE 5
TERMINATION

5.1                                               Termination

This Agreement shall automatically terminate upon the earliest of:

(a)	the mutual written agreement of Acquiror and the Securityholder;
(b)	the termination of the Definitive Agreement in accordance with its terms; and
(c)	the Effective Date,
and may be terminated:

(a)
by the Securityholder: (i) if any of the representations and warranties of Acquiror in the Definitive Agreement shall not be true and correct in all material respects and such failure to be true and correct results in a Acquiror[2] Material Adverse Effect (as defined in the Definitive Agreement); (ii) if Acquiror shall not have complied with its covenants to the Securityholder contained in this Agreement, provided that the Securityholder has notified Acquiror in writing of any of the foregoing events and the same has not been cured within ten (10) business days of the date such notice was received by Acquiror; or (iii) if, without the prior written consent of the Securityholder, there is a material decrease in the amount of, or change in the form of, the consideration payable for the Company Shares as set out in the Definitive Agreement; provided that, for the avoidance of doubt, a decrease in the market price of Acquiror’s shares will not constitute a decrease in the amount of the consideration payable for the Company Shares as set out in the Definitive Agreement; and

2 The use of the defined term “Acquiror Material Adverse Effect” is to protect the identity of the Acquiror. This defined term should be read as replacing the word Acquiror with the name of the Acquiror once public disclosure has been made regarding the identity of the Acquiror.

(b)
by Acquiror: (i) if any of the representations and warranties of the Securityholder in this Agreement shall not be true and correct in all material respects; or (ii) if the Securityholder shall not have complied with its covenants to Acquiror contained in this Agreement, provided that Acquiror has notified the Securityholder in writing of any of the foregoing events and the same has not been cured within ten (10) business days of the date such notice was received by the Securityholder.

5.2                                               Effect of Termination

 If this Agreement is terminated in accordance with this Article 4, except as set out in this Agreement and except in respect of a breach of this Agreement which occurred prior to such termination, the provisions of this Agreement will become null and void and of no further force and effect and no Party shall have liability to the other Party pursuant to this Agreement.

ARTICLE 6
GENERAL

6.1                                                Co-operation/Further Assurances

 Acquiror and the Securityholder will from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other Party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.2                                               Survival of Representations and Warranties

 The representations and warranties of the Securityholder contained herein shall survive for a period of two years after the date of this Agreement.  No investigations made by or on behalf of Acquiror or any of its representatives at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty or covenant made by the Securityholder in or pursuant to this Agreement.

6.3                                               Disclosure

 Except as required by applicable Laws, the Securityholder shall not make any public announcement or statement with respect to this Agreement or the Definitive Agreement without the prior written approval of Acquiror. If the Securityholder is required by applicable Laws to make such public announcement or statement, the Securityholder will use commercially reasonable efforts to provide reasonable notice of such announcement or statement to Acquiror, including the proposed text of such announcement or statement, and provide Acquiror with a reasonable opportunity to review and comment on the same, which comments shall be reasonably considered by the Securityholder.

6.4                                               Time of the Essence

 Any date, time or period referred to in this Agreement shall be of the essence, except to the extent to which the Securityholder and Acquiror agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

 6.5                                               Specific Performance and other Equitable Rights

 Each of the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

6.6                                               Expenses

 Each of the Parties shall pay its legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

6.7                                               Amendment and Waiver

 Each Party hereto agrees and confirms that:

(a)
any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by the Securityholder and Acquiror or in the case of a waiver, by the Party against whom the waiver is to be effective; and

(b)
no failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

6.8                                               Entire Agreement

 This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

6.9                                               Notices

 Any notice, consent, request, claim, demand, waiver, direction or other communication required or desired to be given under this Agreement by a Party (a “notice”) shall be in writing and may be given by facsimile or email transmission, to the extent the coordinates for such transmission are provided below, or by courier addressed to the party to which the notice is to be given at its address for service as provided below. Any notice shall, if couriered, be deemed to have been given and received on the date on which it was couriered to the address as provided below; provided that if such day is not a business day it will be deemed to have been given and received on the next day that is a business day, and if sent by facsimile or email transmission, be deemed to have been given and received on the day of receipt; provided that if such day is not a business day it will be deemed to have been given and received on the next day that is a business day and provided that if the notice is actually received after 4:30 p.m. in the place of receipt on a business day it will be deemed to have been given and received on the next business day.

(1)	If to Acquiror, at the address set forth in the Definitive Agreement.
(2)	If to the Securityholder, at the address set forth on the signature page hereto.
6.10                                           Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and
(b)
the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

6.11                                            Successors and Assigns

 The provisions of this Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, except that Acquiror may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an Affiliate without reducing its own obligations hereunder without the consent of the Securityholder.

6.12                                            Independent Legal Advice

 The Securityholder acknowledges that it has entered into this Agreement willingly with full knowledge of the obligations imposed by the terms of this Agreement. The Securityholder further acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this Agreement that it has either done so or waived its right to do so, and agrees that this Agreement constitutes a binding legal obligation and that it is estopped from raising any claim on the basis that it has not obtained such advice.

6.13                                           Non-Public Information

 The Securityholder acknowledges and agrees that this Agreement and all information related to the transactions contemplated by the Definitive Agreement contain material non-public information and that Canadian securities Laws impose restrictions on the Securityholder trading any securities of Acquiror and on informing others of such material non-public information until such information is announced by Acquiror by way of press release or is otherwise generally disclosed to the public. The Securityholder should seek advice of legal counsel before doing any of the foregoing.

6.14                                            Electronic Delivery and Counterparts

 This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

[Signature Page Follows]

This Agreement has been agreed and accepted as of the date first written above.

________________________________[3]

By:
Name: Title:

[Securityholder Signature Page Follows]

3 Legal name of the Acquiror will be inserted once public disclosure has been made regarding the identity of the Acquiror.

If a corporation, trust, partnership or other entity:	If an individual:

Name of Entity	Signature

Signature of Person Signing	Name of Individual
Title of Person Signing

Address: ___________________________

___________________________________

E-mail: _____________________________

Schedule A – Securityholder’s Securities

Company Shares

Number of Company Shares:

Company Options

Number of Company Options:

Company Warrants

Number of Company Warrants:

Schedule “D”
KEY EXECUTIVE PRINCIPAL EMPLOYMENT TERMS

See attached.
D-1

For Prof. Lakshmi P. Kotra.

Full Name	●
Employment Location	●
Annual Salary (Specify Currency)	●
Bonus	●
ESOP	●
Proposed Arrangement	●
Employer Entity	●
Title (At the Public Company Level)	●
Paid Vacation	●
Benefits	●
Perks	●
No Cause Termination and Change of Control	●
Non-Compete	●
D-2

August 24, 2021

DELIVERED

PRIVATE AND CONFIDENTIAL

FSD Pharma Inc.

1 Adelaide Street East, Suite 801
Toronto, Ontario M5C 2V9
Attention: Zeeshan Saeed, Director and President

Re:
Master Agreement, dated as of the date hereof (the “Master Agreement”), among FSD Pharma Inc. (“FSD”), 2861435 Ontario Inc. (“Subco”), and Lucid Psycheceuticals Inc. (“Lucid”) - Lucid Disclosure Letter

This letter is being delivered to you in connection with the Master Agreement. This letter represents the disclosure letter of Lucid as provided for in the Master Agreement. All capitalized terms not otherwise defined herein shall be deemed to have the meaning ascribed to them in the Master Agreement.

The purpose of this Lucid Disclosure Letter is to set forth exceptions to the representations and warranties and other information called for under the Master Agreement. The Parties acknowledge and agree that disclosure of the information contained in this Lucid Disclosure Letter does not constitute or imply and shall not be construed as:

(a)	any representation, warranty, covenant or agreement which is not expressly set out in the Master Agreement;
(b)	an admission of any liability or obligation of Lucid;
(c)	an admission that the information is material;
(d)	a standard of materiality, a standard for what is or is not in the ordinary course of business, or any other standard contrary to any contained in the Master Agreement; or
(e)	an expansion of the scope or effect of any of the representations, warranties and covenants set out in the Master Agreement;

It is expressly understood and agreed by the Parties that the disclosure of any fact or item in any section of the Lucid Disclosure Letter shall also be deemed to be a disclosure with respect to any other section of the Lucid Disclosure Letter to the extent that its relevance to such other section(s) is reasonably apparent.

The Lucid Disclosure Letter itself is confidential information and is governed by the confidentiality obligations set out in the Master Agreement.

All of the information contained in this Lucid Disclosure Letter is provided as of the date of this Lucid Disclosure Letter. The titles and headings in this Lucid Disclosure Letter are for convenient reference only and are not to affect the interpretation of the Master Agreement or this Lucid Disclosure Letter. This Lucid Disclosure Letter may not be amended, supplemented or otherwise modified except by written agreement signed by the Parties.

Yours very truly,

LUCID PSYCHECEUTICALS INC.

Per:	(signed) Dr. Lakshmi Kotra
Name: Dr. Lakshmi Kotra
Title: Chief Executive Officer

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